The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-232331

SUBJECT TO COMPLETION, DATED JUNE 25, 2019

PRELIMINARY PROSPECTUS SUPPLEMENT

(to Prospectus dated June 25, 2019)

4,000,000 Ordinary Shares

InterXion Holding N.V.

Ordinary Shares

We are offering 4,000,000 of our ordinary shares, nominal value €0.10 per share, which we refer to as the “shares” or the “ordinary shares” in this prospectus supplement. The underwriters may also purchase up to an additional 600,000 of our ordinary shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement. The net proceeds from the sale of shares under this prospectus supplement will be used as described under the section titled “Use of Proceeds” in this prospectus supplement.

Our ordinary shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “INXN”. The last reported closing price of our ordinary shares on the NYSE on June 24, 2019 was $75.54 per share.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to the section “Underwriting” beginning on page S-47 of this prospectus supplement for additional information regarding underwriting compensation.

Investing in our ordinary shares involves risks. Please carefully consider the “Risk Factors” in “Item 3 Key Information—Risk Factors” of our most recent Annual Report on Form 20-F incorporated by reference in this prospectus supplement and the “Risk Factors” beginning on page S-9 of this prospectus supplement, for a discussion of the factors you should consider carefully before deciding to purchase these securities.

The underwriters expect to deliver the ordinary shares on or about                , 2019.

Citigroup	Barclays	BofA Merrill Lynch

Guggenheim Securities

ABN AMRO

The date of this prospectus supplement is                 , 2019.

Prospectus Supplement

Prospectus

We have not, and the underwriters have not, authorized anyone to provide any information other than that contained in this prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We do not, and the underwriters do not, take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information, and we are not making an offer to sell or transfer the ordinary shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate only as of the date on the front cover of this prospectus supplement, regardless of the time of delivery of the prospectus supplement or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus supplement.

S-i

For investors outside of the United States, we have not done anything that would permit this offering or possession or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus supplement outside of the United States.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document has two parts, a prospectus supplement and an accompanying prospectus. This prospectus supplement and the accompanying prospectus are part of a registration statement on Form F-3 (File no. 333-232331) that we filed with the Securities and Exchange Commission (the “SEC”) using the SEC’s “shelf” registration process. This prospectus supplement, which describes certain matters relating to us and the specific terms of this offering of ordinary shares, adds to and updates information contained in the accompanying prospectus. Generally, when we refer to this document, we are referring to both parts of this document combined. Both this prospectus supplement and the accompanying prospectus include important information about us, our ordinary shares and other information you should know before investing in our ordinary shares. The accompanying prospectus gives more general information, some of which may not apply to the ordinary shares offered by this prospectus supplement and the accompanying prospectus. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

PRESENTATION OF INDUSTRY AND MARKET DATA

Information regarding markets, market size, market share, market position, growth rates and other industry data pertaining to our business contained or incorporated by reference in this prospectus supplement consists of estimates based on data and reports compiled by professional organizations and analysts, on data from other external sources, and on our knowledge of our sales and markets. In many cases, there is no readily available external information (whether from trade associations, government bodies or other organizations) to validate market-related analyses and estimates, requiring us to rely on internally developed estimates. While we have compiled, extracted and reproduced market or other industry data from external sources which we believe to be reliable, including third parties or industry or general publications, we have not independently verified that data. Similarly, our internal estimates have not been verified by any independent sources.

TRADEMARKS

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Each trademark, trade name or service mark of any other company appearing or incorporated by reference in this prospectus supplement is the property of their owners.

CURRENCY PRESENTATION AND DEFINITIONS

Unless otherwise indicated, all references in this prospectus supplement to “euro” or “€” are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended. All references to “dollars”, “$”, “U.S. $” or “U.S. dollars” are to the lawful currency of the United States. We prepare our financial statements in euro.

In this prospectus supplement, except where the context requires or where otherwise indicated, “we”, “us”, “our”, “Group” and the “Company” refers to InterXion Holding N.V. and its subsidiaries, or the consolidated operations thereof.

S-ii

SUMMARY

This summary highlights selected information about us and the ordinary shares and should be read as an introduction to the more detailed information appearing elsewhere in this prospectus supplement and in the documents incorporated by reference herein. This summary may not contain all the information you should consider before investing in our ordinary shares. You should read the entire prospectus supplement and the documents incorporated by reference herein for a more complete understanding of our business and this offering, including the “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Important Information and Cautionary Statement Regarding Forward-Looking Statements” sections and our audited and unaudited consolidated financial information and related notes incorporated by reference herein.

Solely for convenience, this prospectus supplement contains translation of certain euro amounts into U.S. dollars based on noon buying rates of €1.00 to U.S. $1.1228 and €1.00 to U.S. $1.1456 in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of March 29, 2019 (the last business day of the three months ended March 31, 2019) and December 31, 2018, respectively. These translation rates should not be construed as representations that the euro amounts have been, could have been or could be converted into U.S. dollars at that or any other rate. See “Exchange Rate Information”.

Overview

We are a leading provider of carrier and cloud neutral colocation data center services in Europe. We support over 2,000 customers through 52 data centers in 11 countries (as of March 31, 2019), enabling them to create value by housing, protecting and connecting their most valuable content and applications. We enable our customers to connect to a broad range of telecommunications carriers, cloud platforms, internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data between our customers, creating an environment that we refer to as a community of interest.

Our core offering of carrier and cloud neutral colocation services includes space, power, cooling, connectivity and a physically secure environment in which to house our customers’ computing, network, storage and IT infrastructure. We enable our customers to reduce operational and capital costs while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connect, data backup and storage.

Our headquarters are in Hoofddorp, which is near Amsterdam, The Netherlands, and we operate in major metropolitan areas, including Amsterdam, Frankfurt, Paris and London, Europe’s main data center markets. Our data centers are located in close proximity to the intersection of telecommunications fiber routes and power sources, which enables us to provide our customers with high levels of connectivity, fast response times for their applications, and the requisite power to meet their needs. We house more than 700 individual carriers and internet service providers, 21 European Internet exchanges and all the leading global cloud platforms as of March 31, 2019. Our data centers allow our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of communities of interest.

For the three months ended March 31, 2019, our revenue was €151.5 million, our net income was €8.4 million and our Adjusted EBITDA, a non-IFRS financial measure, was €77.3 million, compared to €133.8 million in revenue, €11.7 million in net income and €60.9 million in Adjusted EBITDA for the three months ended March 31, 2018. For the year ended December 31, 2018, our revenue was €561.8 million, our net income was €31.1 million and our Adjusted EBITDA was €257.8 million, compared to €489.3 million in revenue, €39.1 million in net income and €221.0 million in Adjusted EBITDA for the year ended December 31, 2017. Please see the reconciliation of Adjusted EBITDA to net income, the most closely comparable IFRS measure, in “Summary—Summary Financial and Other Information”.

Competitive Strengths

Leading European Carrier and Cloud-Neutral Colocation Data Center Services Provider with Broad, Strategic Footprint

We are a leading carrier and cloud-neutral colocation data center services provider in Europe based on our geographic footprint, high level of connectivity, multiple cloud platforms and established brand, operating 52 data centers in 11 countries (as of March 31, 2019). Our data centers are located near key business hubs and in close proximity to the interconnection points of telecommunications fiber routes and power sources, which enables us to provide our customers with high levels of connectivity, fast response times for their applications, and the requisite power to meet their needs.

Strong, High Value Communities of Interest

Our carrier and cloud-neutral colocation data center model, which houses 21 European Internet exchanges, together with more than 700 connectivity providers and internet service providers as of March 31, 2019, creates critical exchange points for Internet and data traffic. These exchange points attract cloud service providers, enterprises, media and content providers, and other groups wanting to access these diverse networks and other enterprises in a single location versus connecting to these parties in multiple locations. This high level of connectivity fosters the development of value-added communities of interest within our customer segments. These communities of interest then attract additional carriers and customers which makes them increasingly more valuable both to InterXion and the community members

Superior Levels of Connectivity

We provide connectivity services that allow our customers to connect their IT infrastructure to exchange traffic and access leading cloud platforms. As of March 31, 2019, our data centers provide our customers with connectivity to more than 700 connectivity providers and internet service providers as well as 21 European Internet exchanges. Our high level of connectivity enables customers to select the most cost-effective, reliable and appropriate carrier to meet their needs at each data center, and to migrate efficiently between carriers, thereby lowering their telecommunications costs while offering their customers the best performance e.g. response time.

Uniformed, High Quality Data Centers and Customer Service

We design, build and operate each of our data centers according to uniform designs, processes and standards, which results in the construction and operation of high quality data centers. Having grown almost entirely organically rather than through acquisitions, the uniformity of our data centers satisfies an important requirement for customers who seek consistency across multiple locations. This consistency also allows us to reduce cost, complexity and the risks associated with building and operating multiple data centers. All of our data centers are accredited as compliant with the Information Security Management Systems Standard ISO 27001. Through our European customer service center and strong country teams, we are able to deliver uniform quality and service to our customers, including consistent account and service management, reporting and billing. We also have local service delivery and assurance teams with strong in country management to ensure local knowledge and responsiveness. Our best-in-class customer service drives customer loyalty and contributes to our low customer churn rate.

Strong Value Proposition for Our Customers

Our carrier and cloud-neutral colocation service is a compelling value proposition versus building in-house or outsourcing to a carrier-operated data center. Our customers save significant costs of building and maintaining a data center as well as the telecommunication costs required to access multiple networks and other participants in the communities of interest. Our carrier and cloud-neutral proposition also provides greater flexibility for enterprises to expand to meet their data center needs and deliver better performance as a result of lower network latency and excellent customer service.

Attractive Financial Model

Over 90% of our total revenue is recurring. This recurring revenue model, together with long-term contracts, high renewal rates, and a largely fixed cost base, provides significant predictability of future revenue and strong operating leverage.

The terms of our initial colocation customer contracts are typically three to five years and have automatic, one-year renewals. Our contracts generally allow us the option to increase prices in accordance with local price indices in each jurisdiction. We are generally able to adjust the amount charged for power at any time and as frequently as necessary during the life of the contract to account for any increases in power costs we are charged by our suppliers or governmental surcharges.

The economics of our data centers tend to improve as the data centers mature. Of our 52 data centers, 36 have been fully built-out as of January 1, 2018. As of March 31, 2019, these data centers are 82% utilized, compared to 80% for the company as a whole, and generated a 22% annual cash return (defined as gross profit less maintenance capital expenditure divided by investments in data center assets) for the twelve months ended March 31, 2019. As a data center matures, space utilization typically increases, power and energy take-up and the number of cross connects grows, while personnel and property costs remain largely fixed.

We enjoy long-standing relationships with our customers and have high customer retention, as evidenced by our low Average Monthly Churn rate, which was, on average, between 0.5% and 0.75% per month for the last three years. Although we generally expect our costs of sales and general and administrative costs to grow over time, we expect these costs to decrease as a percentage of revenue.

Strategy

Target New Customers in High Growth Industry Segments to Further Develop Our Communities of Interest

We categorize our customers into industry segments, and we will continue to target new and existing customers in high growth industry segments, including Connectivity Providers, Platform Providers and Enterprises. Winning new customers in these target industries enables us to expand existing and build new high value communities of interest within our data centers. We expect the high value and reduced cost benefits of our communities of interest to continue to attract new customers and expansion from existing customers, which will lead to decreased customer acquisition costs for us. For example, customers in the digital media segment benefit from the close proximity to content delivery network providers, Internet exchanges and cloud platforms in order to create and deliver content to consumers reliably and quickly.

Increase Share of Spend from Existing Customers

We focus on increasing revenue from our existing customers in our target-market segments. New revenue from our existing customers comprises a substantial portion of our new business, generating the majority of our new bookings. Our sales and marketing teams focus on proactively working with customers to identify expansion opportunities in new or existing markets.

Maintain Connectivity Leadership

We seek to increase the number of carriers in each of our data centers by expanding the presence of our existing carriers into additional data centers and targeting new carriers. We will also continue to develop our relationships with Internet exchanges and work to increase the number of internet service providers in these exchanges. In countries where there is no significant Internet exchange, we will work with internet service providers and other parties to create an appropriate exchange. Our sales and business development teams will continue to work with our existing carriers and internet service providers, and target new carriers and internet service providers, to maximize their presence in our data centers, and to achieve the highest level of connectivity in each of them, with the right connectivity providers to support the requirements of each of our communities of interest.

Continue to Deliver Best-in-Class Customer Service

We will continue to provide a high level of customer service in order to maximize customer satisfaction and minimize churn. Our European Customer Service Center, which operates 24 hours a day, 365 days a year, provides continuous monitoring and troubleshooting and reduces customers’ internal support costs by giving them one-call access to full, multilingual technical support. In addition, we will continue to develop our customer tools, which include an online customer portal to provide our customers with real-time access to information. We will continue to invest in our local service delivery and assurance teams, which provide flexibility and responsiveness to customer needs.

Disciplined Expansion and Prudent Financial Management

We plan to invest in our data center capacity while maintaining our disciplined investment approach and prudent financial policy. We will continue to determine the size of our expansions based on selling patterns, pipeline and trends in existing demand as well as working with our customers to identify future capacity requirements. We plan to build larger data centers, power sub-stations in certain instances, and secure land banks in anticipation of future demand, as providing line of sight to our long-term expansion plans is increasingly important to our largest customers. In order to reduce risk and improve our return on capital to meet our target internal rates of return, we manage the timing and scale of our capital expenditure obligations by phasing our expansions. Finally, we will continue to manage our capital deployment and financial management decisions based on adhering to our target internal rate of return on new expansions and target leverage ratios.

Recent Developments

As of March 31, 2019, no amounts were drawn and outstanding under our €300.0 million unsecured multi-currency revolving credit facility (the “Revolving Credit Facility”). Since March 31, 2019, we have drawn an aggregate of €40.0 million under the Revolving Credit Facility for working capital purposes.

In April 2019, we entered into an agreement to refinance and increase an existing mortgage in Germany. Under this agreement we increased the amount available under the mortgage from €13 million to €28 million. We anticipate drawing the full amount available under the mortgage in July 2019. For additional information on our mortgages, see Note 19 “Borrowings—Senior Notes and bank borrowings—Mortgages” of our 2018 consolidated financial statements included in our Annual Report on Form 20-F, which is incorporated by reference into this prospectus supplement.

Corporate Information

We were incorporated on April 6, 1998 as a private company with limited liability (besloten venootschap met beperkte aansprakelijkheid, or B.V.) under the laws of The Netherlands. On January 11, 2000, we were converted from a B.V. to a public limited liability company (naamloze venootschap, or N.V.) under the laws of The Netherlands. On January 12, 2011, we completed our initial public offering. Our articles of association were last amended and restated on January 20, 2012.

Our corporate seat is in Amsterdam, The Netherlands. We are registered with the Trade Register of the Chamber of Commerce in Amsterdam under number 33301892. Our registered office is at Scorpius 30, 2132 LR Hoofddorp, The Netherlands, and our telephone number is +31 20 880 7600. The address for our agent for service of process in the United States is CT Corporation System, 11 Eighth Avenue, New York, NY 10011, and its telephone number is (212) 894-8940. Our website address is www.interxion.com. Information included or referred to on, or otherwise accessible through, our website is not intended to form a part of or be incorporated by reference into this prospectus supplement.

Risk Factors

Investing in the ordinary shares involves substantial risk. You should carefully consider all of the information in this prospectus supplement, including the information incorporated by reference herein. In particular, for a discussion of some specific factors you should consider before buying the ordinary shares, see “Risk Factors”.

This Offering

Issuer	InterXion Holding N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of The Netherlands

Offering Price Per Ordinary Share	U.S. $ .

Ordinary Shares Offered By Us	4,000,000 ordinary shares.

Ordinary Shares Outstanding Immediately After This Offering	75,887,927 ordinary shares (assuming no exercise by the underwriters of their option to purchase additional ordinary shares).(1)

Option to Purchase Additional Ordinary Shares	The underwriters may also purchase up to an additional 600,000 ordinary shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement.

Use of Proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including funding for land bank development and our currently planned and future data center capacity expansion projects, working capital needs and the repayment of short-term indebtedness. See “Use of Proceeds” for additional information.

Listing	Our ordinary shares are listed on the NYSE under the symbol “INXN”. The ordinary shares offered hereby will be listed on the NYSE.

Dividend Policy	We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not currently anticipate paying dividends on our ordinary shares. See “Item 8 Financial Information—Dividends and Dividend Policy” in our most recent Annual Report on Form 20-F, incorporated by reference herein.

Tax Considerations	See “Material Tax Consequences”, beginning on page S-40.

Risk Factors	See “Risk Factors” and other information included in this prospectus supplement for a discussion of factors you should consider before deciding to invest in our ordinary shares.

(1)	The number of ordinary shares outstanding immediately after this offering is based on 71,887,927 ordinary shares outstanding as of June 21, 2019.

Summary Financial and Other Information

The following summary income statement, cash flow statement and other financial data for the years ended December 31, 2018, 2017 and 2016 and balance sheet data as of December 31, 2018 have been derived from our audited consolidated financial statements, which are incorporated by reference in this prospectus supplement. The following summary income statement, cash flow statement and other financial data for the three months ended March 31, 2019 and 2018 and balance sheet data as of March 31, 2019 have been derived from our unaudited consolidated interim financial statements incorporated by reference in this prospectus supplement, which have been prepared on a basis substantially consistent with our annual audited consolidated financial statements. Our audited consolidated financial statements have been prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

You should read the summary financial and other information in conjunction with and our consolidated financial statements and related notes incorporated by reference herein and “Presentation of Financial and Other Information—Non-IFRS Financial Measures”, Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement. Our historical results do not necessarily indicate our expected results for any future periods.

	Three months ended March 31,			Year ended December 31,
	2019(1)	2019	2018	2018(1)	2018	2017	2016
	(U.S. $’000, except share and per share amounts)	(€’000, except share and per share amounts)		(U.S. $’000, except share and per share amounts)	(€’000, except share and per share amounts)
Income statement data
Revenue	170,139	151,531	133,836	643,543	561,752	489,302	421,788
Cost of sales	(56,582)	(50,394)	(52,697)	(251,416)	(219,462)	(190,471)	(162,568)

Gross profit	113,557	101,137	81,139	392,127	342,290	298,831	259,220
Other income	—	—	86	99	86	97	333
Sales and marketing costs	(10,278)	(9,154)	(8,708)	(41,807)	(36,494)	(33,465)	(29,941)
General and administrative costs	(69,776)	(62,144)	(45,644)	(222,986)	(194,646)	(167,190)	(138,557)

Operating income	33,503	29,839	26,873	127,433	111,236	98,273	91,055
Net finance expense	(18,708)	(16,662)	(11,404)	(70,779)	(61,784)	(44,367)	(36,269)

Profit before taxation	14,795	13,177	15,469	56,654	49,452	53,906	54,786
Income tax expense	(5,365)	(4,778)	(3,812)	(21,003)	(18,334)	(14,839)	(16,450)

Net income	9,430	8,399	11,657	35,651	31,118	39,067	38,336

Basic earnings per share	0.13	0.12	0.16	0.50	0.43	0.55	0.54
Diluted earnings per share	0.13	0.12	0.16	0.49	0.43	0.55	0.54
Number of shares(2)	71,867	71,867	71,437	71,708	71,708	71,415	70,603
Weighted average number of shares for Basic earnings per share(2)	71,810	71,810	71,428	71,562	71,562	71,089	70,349
Weighted average number of shares for Diluted earnings per share(2)	72,356	72,356	71,903	72,056	72,056	71,521	71,213

Cash flow statement data
Net cash flows from operating activities	80,102	71,341	34,576	188,857	164,854	155,246	139,397
Net cash flows (used in) investing activities	(148,127)	(131,926)	(96,446)	(534,425)	(466,503)	(335,620)	(251,400)
Net cash flows from financing activities	(8,479)	(7,552)	78,961	514,923	449,479	104,597	173,959
Capital expenditures, including intangibles(3)	(161,774)	(144,081)	(96,195)	(516,870)	(451,179)	(256,015)	(250,878)

	As of March 31, 2019(1)		As of December 31, 2018(1)
	(U.S. $’000)	(€’000)	(U.S. $’000)	(€’000)
Balance sheet data
Trade receivables and other current assets	216,038	192,410	235,550	205,613
Cash and cash equivalents	132,688	118,176	213,185	186,090

Current assets	348,726	310,586	448,735	391,703
Non-current assets	2,681,811	2,388,503	2,143,247	1,870,851

Total assets	3,030,537	2,699,089	2,591,982	2,262,554

Current liabilities	397,681	354,187	356,731	311,392
Non-current liabilities	1,902,777	1,694,671	1,509,605	1,317,742

Total liabilities	2,300,458	2,048,858	1,866,336	1,629,134
Shareholders’ equity	730,079	650,231	725,646	633,420

Total liabilities and shareholders’ equity	3,030,537	2,699,089	2,591,982	2,262,554

	Three months ended March 31,			Year ended December 31,
	2019(1)	2019	2018	2018(1)	2018	2017	2016
	(U.S. $’000)	(€’000)		(U.S. $’000)	(€’000)
Other financial data
Net income	9,430	8,399	11,657	35,651	31,118	39,067	38,336
Income tax expense	5,365	4,778	3,812	21,033	18,334	14,839	16,450

Profit before taxation	14,795	13,177	15,469	56,654	49,452	53,906	54,786
Net finance expense	18,708	16,662	11,404	70,779	61,784	44,367	36,269

Operating income	33,503	29,839	26,873	127,433	111,236	98,273	91,055
Depreciation and amortization	46,796	41,678	29,559	147,729	128,954	108,252	89,835
Share-based payments	6,378	5,680	3,322	14,553	12,704	9,929	7,890
Re-assessment of indirect taxes(4)	—	—	—	2,011	1,755	—	—
M&A transaction costs(5)	90	80	1,208	3,706	3,235	4,604	2,429
Income from sub-leases on unused data center sites(6)	—	—	(86)	(99)	(86)	(97)	(95)
Increase/(decrease) in provision for site restoration(7)	—	—	—	—	—	—	(238)

Adjusted EBITDA(8)	86,767	77,277	60,876	295,333	257,798	220,961	190,876

Adjusted EBITDA margin(8)	51%	51%	45%	46%	46%	45%	45%
Net cash flows from / (used in) operating activities	80,102	71,341	34,576	188,857	164,854	155,246	139,397
Interest and fees paid	5,462	4,865	20,232	79,052	69,005	41,925	36,003
Interest received	—	—	—	(1)	(1)	(143)	(136)
Income tax paid	4,108	3,659	3,273	19,619	17,126	11,985	8,124

Cash generated from operations(9)	89,672	79,865	58,081	287,527	250,984	209,013	183,388

Notes:

(1)

“Income statement data”, “Cash flow statement data” and “Other financial data” for the three months ended March 31, 2019 and the year ended December 31, 2018, as well as the “Balance sheet data” as of March 31, 2019 and December 31, 2018 have been translated into U.S. dollars for your convenience based on the noon buying rates of €1.00 to U.S. $1.1228 and €1.00 to U.S. $1.1456 in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of March 29, 2019 (the last business day of the three months ended March 31, 2019) and December 31, 2018, respectively. See “Exchange Rate Information” for additional information.

(2)	“Number of shares”, “Weighted average number of shares for Basic earnings per share” and “Weighted average number of shares for Diluted earnings per share” are in thousands.
(3)

Capital expenditures, including intangible assets, represent payments to acquire property, plant, equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

(4)	This re-assessment relates to years prior to 2018 and is therefore not representative of our current ongoing business.
(5)

M&A transaction costs are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.

(6)	Income from sub-leases on unused data center sites is reported within “Other income”.

(7)	Increase/(decrease) in provision for site restoration represents income related to the termination of data center sites and is treated as “Other income”.
(8)

We define Adjusted EBITDA as Net income adjusted to exclude income tax expense, net finance expense, depreciation and amortization, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions and adjustments related to terminated and unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We believe that Adjusted EBITDA and Adjusted EBITDA margin are measures commonly used by analysts, investors and peers in our industry. We have, therefore, disclosed this information to permit a more complete analysis of our operating performance. Adjusted EBITDA and Adjusted EBITDA margin, as we calculate them, may not be comparable to similarly titled measures reported by other companies. For more information, see “Presentation of Financial and Other Information—Non-IFRS Financial Measures”.

(9)

We define Cash generated from operations as Net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. We believe that Cash generated from operations is a measure commonly used by analysts, investors and peers in our industry. For more information, see “Presentation of Financial and Other Information—Non-IFRS Financial Measures”.

RISK FACTORS

An investment in the ordinary shares involves risks. In addition to the other information contained in this prospectus supplement and the documents incorporated by reference herein, you should carefully consider the following risk factors and the risk factors incorporated by reference herein listed under heading “Item 3 Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018, as filed with the SEC on April 30, 2019, before purchasing our ordinary shares. This prospectus supplement and the documents incorporated by reference herein also contain forward-looking statements that involve risks and uncertainties. See “Important Information and Cautionary Statement Regarding Forward-Looking Statements”.

Risks Related to our Ordinary Shares and the Offering

The market price for our ordinary shares may continue to be volatile.

From January 1, 2018 to June 24, 2019 the closing sale price of our common stock on the NYSE ranged from $51.22 to $76.86 per share. The market price for our shares is likely to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

•	announcements of new products and services by us or our competitors;

•	technological breakthroughs in the data center, networking or computing industries;

•	news regarding any gain or loss of customers by us;

•	news regarding recruitment or loss of key personnel by us or our competitors;

•	announcements of competitive developments, acquisitions or strategic alliances in our industry;

•	changes in the general condition of the global economy and financial markets;

•	general market conditions or other developments affecting us or our industry;

•	the operating and stock price performance of other companies, other industries and other events or factors beyond our control;

•	cost and availability of power and cooling capacity;

•	cost and availability of additional space inventory either through lease or acquisition in our target markets;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	changes in demand for interconnection and colocation products and services in general or at our facilities in particular;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial projections or estimates about our financial or operational performance by securities research analysts;

•	changes in the economic performance or market valuations of other data center companies;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

•	sales or perceived sales of additional ordinary shares.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares.

You may experience immediate dilution.

If the public offering price of the ordinary shares offered hereby is higher than the net tangible book value per ordinary share, you will suffer immediate dilution in the net tangible book value of the ordinary shares you purchase in this offering.

A substantial portion of our total outstanding ordinary shares may be sold into the market at any time. Such future sales or issuances, or perceived future sales or issuances, could adversely affect the price of our shares.

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares, including those issued pursuant to employee incentive schemes, the market price of our ordinary shares could be adversely impacted. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and price we deem appropriate. The ordinary shares offered in our initial public offering were eligible for immediate resale in the public market without restrictions. Shares previously held by our existing shareholders may also be sold in the public market in the future if registered under the Securities Act of 1933, as amended (the “Securities Act”), or if such shares qualify for an exemption from registration, including by reason of Rules 144 or 701 under the Securities Act. Additionally, we intend to register all of our ordinary shares that we may issue under our employee stock ownership plans. Once we register those shares, they can be freely sold in the public market upon issuance, unless pursuant to their terms these stock awards have transfer restrictions attached to them.

We may need additional capital and may sell additional ordinary shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or utilize our existing Revolving Credit Facility or obtain a new credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would limit our ability to pay dividends or require us to seek consents for the payment of dividends, increase our vulnerability to general adverse economic and industry conditions, limit our ability to pursue our business strategies, require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs, and limit our flexibility in planning for, or reacting to, changes in our business and our industry. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We have never paid, do not currently intend to pay and may not be able to pay any dividends on our ordinary shares.

We have never declared or paid any dividends on our ordinary shares and currently do not plan to declare dividends on our ordinary shares in the foreseeable future. If we were to choose to declare dividends in the future, the payment of cash dividends on our shares may be restricted under the terms of the agreements governing our indebtedness. In addition, because we are a holding company, our ability to pay cash dividends on our ordinary shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the terms of the agreements governing our and our subsidiaries’ indebtedness. In that regard, our wholly-owned subsidiaries are limited in their ability to pay dividends or otherwise make distributions to us. Under Dutch law, we may only pay dividends out of profits as shown in our adopted statutory annual accounts. We will only be able to declare and pay dividends to the extent our equity exceeds the sum of the paid and called up portion of our ordinary share capital and the reserves that must be maintained in accordance with provisions of Dutch law and our articles of association. Our Board of Directors will have the discretion to determine to what extent profits shall be retained by way of a reserve. Appropriation and distribution of dividends will be subject to the approval of our general meeting of shareholders. Our Board of Directors, in determining to what extent profits shall be retained by way of a reserve, will consider our ability to declare and pay dividends in light of our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that it may deem relevant.

Your rights and responsibilities as a shareholder will be governed by Dutch law and will differ in some respects from the rights and responsibilities of shareholders under U.S. law, and your shareholder rights under Dutch law may not be as clearly established as shareholder rights are established under the laws of some U.S. jurisdictions.

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in The Netherlands. The rights of our shareholders and the responsibilities of members of our Board of Directors under Dutch law may not be as clearly established as under the laws of some U.S. jurisdictions. In the performance of its duties, our Board of Directors will be required by Dutch law to consider the interests of our Company, our shareholders, our employees and other stakeholders in all cases with reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. All of our shareholder meetings will take place in The Netherlands.

In addition, the rights of holders of ordinary shares and many of the rights of shareholders as they relate to, for example, the exercise of shareholder rights, are governed by Dutch law and our articles of association and differ from the rights of shareholders under U.S. law. For example, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the company.

The provisions of Dutch corporate law and our articles of association have the effect of concentrating control over certain corporate decisions and transactions in the hands of our Board of Directors. As a result, holders of our shares may have more difficulty in protecting their interests in the face of actions by members of our Board of Directors than if we were incorporated in the United States.

We are a foreign private issuer and, as a result, and as permitted by the listing requirements of the NYSE, we may rely on certain home country governance practices rather than the corporate governance requirements of the NYSE.

Many of the corporate governance rules of the NYSE do not apply to us as a “foreign private issuer”; however, Rule 303A.11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. companies listed on the NYSE. While we believe that our corporate governance practices are similar in many respects to those of U.S. NYSE-listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE rules, there have in the past been certain differences.

Because of the exemptions available to us as a foreign private issuer, we cannot assure you that we will comply with all of the NYSE corporate governance rules in the future. As a result, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

You may not be able to exercise pre-emptive rights.

Holders of our ordinary shares will generally have a preferential subscription right, or pre-emptive right, to subscribe on a pro rata basis for issuances of ordinary shares or the granting of rights to subscribe for ordinary shares, unless explicitly provided otherwise in a resolution by our general meeting of shareholders, or, if so designated by our general meeting of shareholders, by our board of directors. In a general meeting of our shareholders to be held prior to the completion of this offering, a proposal will be submitted to designate our board of directors as the corporate body with the power to limit or exclude pre-emptive rights in respect of any issue and/or grant rights to subscribe for ordinary shares. Such designation will be limited to our authorized share capital from time to time and will be effective for a period of five years. As a result, we may issue additional shares for future acquisitions or other purposes while excluding any pre-emptive rights. If we issue additional shares without pre-emptive rights, your ownership interests in our company would be diluted and this in turn could have a material adverse effect on the price of our shares.

You may be unable to enforce judgments obtained in U.S. courts against us.

We are incorporated under the laws of The Netherlands, and all or a substantial portion of our assets are located outside of the United States and certain of our directors and officers and certain other persons named in our most recent Annual Report on Form 20-F are, and will continue to be, non-residents of the United States. As a result, although we have appointed an agent for service of process in the United States, it may be difficult or impossible for United States investors to effect service of process within the United States upon us or our non-U.S. resident directors and officers or to enforce in the United States any judgment against us or them including for civil liabilities under the United States securities laws. Any judgment obtained in any United States federal or state court against us may, therefore, have to be enforced in the courts of The Netherlands, or such other foreign jurisdiction, as applicable. Because there is no treaty or other applicable convention between the United States and The Netherlands with respect to legal judgments, a judgment rendered by any United States federal or state court will not be enforced by the courts of The Netherlands unless the underlying claim is relitigated before a Dutch court. Based on Dutch Supreme Court case law, however, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim if (i) that judgment resulted from legal proceedings compatible with Dutch notions of due process, (ii) that judgment does not contravene public policy of The Netherlands, (iii) that judgment was a decision of a court that has accepted its jurisdiction on internationally accepted principles of private international law and (iv) that judgment is not incompatible with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that the prior judgment qualifies for recognition in The Netherlands. Investors should not assume, however, that the courts of The Netherlands, or such other foreign jurisdiction, would enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the United States securities laws or that such courts would enforce, in original actions, liabilities against us predicated solely upon such laws. See “Enforcements of Judgments”.

We incur increased costs as a result of being a public company.

As a listed public company, we incur additional legal, accounting, insurance and other expenses than we would have incurred as a private company. We incur costs associated with our public company reporting requirements. In addition, the Sarbanes-Oxley Act and related rules implemented by the SEC and the NYSE have imposed increased regulation and required enhanced corporate governance practices for public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities. We also expect these new rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

Any failure or weakness in our internal controls could materially and adversely affect our financial condition, results of operation and our stock price.

Upon an evaluation of the effectiveness of the design and operation of our internal control over financial reporting conducted as of December 31, 2018, we concluded that there was a material weakness such that our internal control over financial reporting was not effective as of December 31, 2018. We also in the past identified a material weakness such that our internal control over financial reporting as of December 31, 2017 was not effective. However, the previous material weakness was remediated as of December 31, 2018.

Although we have been actively engaged in the development and implementation of remediation plans to address the material weakness as of December 31, 2018 and continually review and evaluate our internal control systems to allow management to report on the sufficiency of our internal control over financial reporting, we cannot assure you that we will not discover one or more additional weaknesses in our internal control over financial reporting. Any such weakness or failure to remediate any existing or future weakness could materially and adversely affect our business and operating results as well as our ability to accurately report our financial condition and results of operations in a timely manner. Furthermore, the price of our stock may be adversely affected by related negative market reactions to any such weakness.

We have discretion in the use some of the net proceeds from this offering for general corporate purposes, and we may not use them effectively.

We cannot specify with certainty all of the particular uses of the net proceeds we will receive from this offering. Our management will have some discretion in the application of the net proceeds, including for general corporate purposes and any of the other purposes described in “Use of Proceeds”. Accordingly, you will have to rely on the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions as to their use for general corporate purposes. Our management may spend a portion or all of the net proceeds from this offering in ways that our shareholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business.

Transactions in our ordinary shares could be subject to the European financial transaction tax, if adopted.

On February 14, 2013, the European Commission adopted a proposal for a directive on a common financial transaction tax (the “FTT”) to be implemented under the enhanced cooperation procedure by several Member States (Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovenia, Slovakia and Spain (the “Participating Member States”) and Estonia. However, Estonia has stated that it will not participate.

The proposed FTT has a very broad scope and could, if introduced in its current form, apply to certain dealings in our ordinary shares (including secondary market transactions) in certain circumstances. The mechanism by which the tax would be applied and collected is not yet known, but if the proposed directive or any similar tax is adopted, transactions in our ordinary shares would be subject to higher costs, and the liquidity of the market for our ordinary shares may be diminished.

Under the 2013 proposals, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally, it would apply to certain dealings in our ordinary shares where at least one party is a financial institution, and at least one party is established in a Participating Member State. A financial institution may be, or be deemed to be, “established” in a Participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a Participating Member State, or (b) where the financial instrument which is subject to the dealings is issued in a Participating Member State.

However, the FTT proposal remains subject to negotiation between the Participating Member States. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States such as for example The Netherlands may decide to participate and/or certain of the Participating Member States may decide to withdraw.

Prospective holders of our ordinary shares are advised to seek their own professional advice in relation to the consequences of the FTT.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (“CFC”) in our Group (if any). Under current law, if our Group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs regardless of whether or not we are treated as a CFC (although there is currently a pending legislative proposal to significantly limit the application of these rules). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of the CFC’s “Subpart F income”, “global intangible low-taxed income” and investments in U.S. property, regardless of whether the CFC makes any distributions. A United States shareholder of a CFC that is an individual generally is not allowed certain tax deductions or foreign tax credits that are allowed to a United States shareholder that is a U.S. corporation. Failure to comply with its U.S. tax reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist holders of our ordinary shares in determining whether any of our non-U.S. subsidiaries are treated as a CFC or whether any holder of our ordinary shares is treated as a United States shareholder with respect to any such CFCs or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. Prospective United States investors should consult their tax advisors regarding the potential application of these rules to an investment in our ordinary shares.

IMPORTANT INFORMATION AND CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference herein contain forward-looking statements within the meaning of the securities law of certain applicable jurisdictions, with respect to all statements other than statements of historical fact regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centers; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim”, “may”, “will”, “expect”, “anticipate”, “believe”, “future”, “continue”, “help”, “estimate”, “plan”, “schedule”, “intend”, “should”, “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

In addition, this prospectus supplement and the documents incorporated by reference herein contain forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, those estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:

•	operating expenses cannot be easily reduced in the short term;

•	inability to utilize the capacity of newly planned or acquired data centers and data center expansions;

•	significant competition;

•	cost and supply of electrical power;

•	data center industry over-capacity; and

•	performance under service level agreements.

These risks and others described under the “Risk Factors” section in this prospectus supplement and “Item 3 Key Information—Risk Factors” of our most recent Annual Report on Form 20-F incorporated by reference in this prospectus supplement are not exhaustive. Other sections of this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein describe additional factors that could adversely affect our business, financial condition or results of operations, including delays in remediating the material weakness in internal control over financial reporting described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and/or making disclosure controls and procedures effective. We urge you to read the risks described under “Item 3 Key Information—Risk Factors” of our most recent Annual Report on Form 20-F incorporated by reference in this prospectus supplement and the “Risk Factors” section in this prospectus supplement for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. Additionally, new risk factors can emerge from time to time, and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

All forward-looking statements included or incorporated by reference in this prospectus supplement are based on information available to us on the date of this prospectus supplement. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus supplement and in the documents incorporated by reference herein.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the Internal Accounting Standards Board (“IASB”). The accounting policies applied to our financial information included or incorporated by reference in this prospectus supplement have been applied consistently. The audit of our audited consolidated financial statements was conducted in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB”).

Correction of Errors

During the implementation of IFRS 16—Leases the Company identified that for a limited number of data center leases entered into since 2000, with fixed or minimum annual indexation, the lease costs recognized in prior periods had not been recognized in accordance with IAS 17—Leases. IAS 17 requires that total minimum lease costs be recognized on a straight-line basis over the term of the relevant lease. The identified error relates to the timing of the recognition of certain lease costs in the period since 2000 and does not result in an increase in the total costs recognized over the term of the relevant leases nor does it impact cash flows. While the impact of the error was inconsequential to and has therefore not been adjusted in the income statements for the years ended December 31, 2017, 2016, 2015 or 2014 or for the three months ended March 31, 2018, certain comparative balance sheet figures as of December 31, 2017, 2016, 2015 and 2014 and March 31, 2018 have been corrected for the cumulative impact of this error. For further information on these errors, see Notes 2 and 28 of our consolidated financial statements included in our most recent Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated by reference into this prospectus supplement, and Note 14 of our unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2019, included in our Form 6-K furnished to the SEC on May 9, 2019 (SEC Film No. 19808815), which is incorporated by reference into this prospectus supplement.

Non-IFRS Financial Measures

This prospectus supplement contains non-IFRS measures and ratios, including (i) Adjusted EBITDA, (ii) Adjusted EBITDA margin, (iii) Recurring revenue and (iv) Cash generated from operations, that are not required by, or presented in accordance with, IFRS. See “Summary—Summary Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Other companies may present Adjusted EBITDA, Adjusted EBITDA margin, Recurring revenue and Cash generated from operations differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as a measure of liquidity or as an alternative to Net income or as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

Together with the additional key performance indicators listed below, Adjusted EBITDA, Adjusted EBITDA margin, Recurring revenue and Cash generated from operations serve as additional indicators of our operating performance. We believe that Adjusted EBITDA, Adjusted EBITDA margin, Recurring revenue, Cash generated from operations and our other key performance indicators are measures commonly used by analysts, investors and peers in our industry. We have, therefore, disclosed this information to permit a more complete analysis of our operating performance. Adjusted EBITDA, Adjusted EBITDA margin, Recurring revenue, Cash generated from operations and our other key performance indicators, as we calculate them, may not be comparable to similarly titled measures reported by other companies.

We define Adjusted EBITDA as Net income adjusted for income tax expense, net finance expense and the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•

Depreciation and amortization—property, plant and equipment and intangible assets (except goodwill) are depreciated and amortized on a straight-line basis over the estimated useful life. We believe that these costs do not represent our operating performance.

•

Share-based payments—represents primarily the fair value at the date of grant of employee equity awards, which is recognized as an expense over the vesting period. In certain cases, the fair value is redetermined for market conditions at each reporting date, until the final date of grant is achieved. We believe that this expense does not represent our operating performance.

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”)—under IFRS, gains and losses associated with M&A activity are recognized in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•

Adjustments related to terminated and unused data center sites—these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centers, which were never developed, and for which management has no intention of developing into data centers. We believe the impact of gains and losses related to unused data centers are not reflective of our business activities and our ongoing operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

For a reconciliation of Net income to Adjusted EBITDA, see “Summary—Summary Financial and Other Information”. Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations under IFRS, nor are they meant to be predictive of future results under IFRS.

We define Recurring revenue as revenue incurred from colocation and associated power charges, office space, amortized set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites. Management believes that the exclusion of these items provides useful supplemental information to revenue from colocation and associated power charges to aid investors in evaluating the recurring revenue performance of our business. For a reconciliation of Revenue to Recurring revenue, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations”.

Cash generated from operations is defined as Net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believes that the exclusion of these items provides useful supplemental information to net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business. For a reconciliation of Net cash flows from operating activities to Cash generated from operations, see “Summary—Summary Financial and Other Information”.

Additional Key Performance Indicators

In addition to Adjusted EBITDA, Adjusted EBITDA margin, Recurring revenue and Cash generated from operations, our management also uses the following key performance indicators as measures to evaluate our performance:

•

Equipped space: the amount of data center space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure. Equipped space at a particular data center may decrease if either (a) the power requirements of customers at a data center change so that all or a portion of the remaining space can no longer be sold because the space does not have enough power capacity and/or common infrastructure to support it without further investment or (b) if the design and layout of a data center changes to meet among others, fire regulations or customer requirements, and necessitates the introduction of common space (such as corridors) which cannot be sold to individual customers;

•	Revenue generating space: the amount of Equipped space that is under contract and billed on the relevant date;

•

Utilization rate: on the relevant date, Revenue generating space as a percentage of Equipped space. Some Equipped space is not fully utilized because of customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilization rate does not reach 100%;

•	Monthly recurring revenue: the contracted Recurring revenue over a full month excluding energy usage revenues, amortized set-up fees and the sub-leasing of office space; and

•

Average Monthly Churn: the average of the Churn Percentage in each month of the relevant period. Churn Percentage is the contracted Monthly recurring revenue that came to an end during a month as a percentage of the total contracted Monthly recurring revenue at the beginning of that month.

Rounding Adjustments

Certain financial data in this prospectus supplement, including financial, statistical and operating information have been subject to rounding adjustment. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this prospectus supplement may not conform exactly to the total figure given for that column or row. Percentages in tables have been rounded and accordingly may not add up to 100%.

Metric Convenience Conversion

This prospectus supplement contains certain metric measurements and for your convenience, we provide the conversion of metric units into U.S. customary units. The standard conversion relevant for this prospectus supplement is approximately 1 meter = 3.281 feet or 1 square meter = 10.764 square feet.

New Standards and Interpretations

IFRS 16—Leases

In January 2016, the IASB issued IFRS 16—Leases, which requires most leases to be recognized on-balance sheet for lessees, thereby eliminating the distinction between operating and finance leases. IFRS 16 replaces IAS 17—Leases and related interpretations. We have implemented IFRS 16 with effect from January 1, 2019.

See Note 3 “Significant accounting policies—New standards and interpretations not yet adopted” of our consolidated financial statements included in our most recent Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated by reference into this prospectus supplement, and Note 3(b) “Significant accounting policies—Adjustments recognized on adoption of IFRS 16 for the conclusions on the impact of IFRS 16” of our unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2019, included in our Form 6-K furnished to the SEC on May 9, 2019 (SEC Film No. 19808815).

EXCHANGE RATE INFORMATION

We publish our financial statements in euro. The conversion of euro into U.S. dollars in this prospectus supplement is solely for the convenience of readers. The exchange rates of euro into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from euro to U.S. dollars and from U.S. dollars to euro in this prospectus supplement were made at a rate of €1.00 to U.S. $1.1228, the noon buying rate in effect as of March 29, 2019 (the last business day of the three months ended March 31, 2019) or at a rate of €1.00 to U.S. $1.1456, the noon buying rate in effect as of December 31, 2018, as applicable. Neither we nor the underwriters make a representation that any euro or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or euro, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning exchange rates between the euro and the U.S. dollar for the periods indicated.

	U.S. $ per €1.00
	High	Low	Average	Period End
Year
2014	1.3927	1.2101	1.3210	1.2101
2015	1.2015	1.0524	1.1032	1.0859
2016	1.1516	1.0375	1.1029	1.0552
2017	1.2041	1.0416	1.1396	1.2022
2018	1.2492	1.1245	1.1810	1.1452
Month
January 2019	1.1533	1.1299	1.1417	1.1450
February 2019	1.1456	1.1271	1.1349	1.1382
March 2019	1.1365	1.1218	1.1296	1.1218
April 2019	1.1307	1.1137	1.1233	1.1217
May 2019	1.1242	1.1132	1.1185	1.1132
June 2019 (through June 24)	1.1389	1.1201	1.1278	1.1389

USE OF PROCEEDS

We anticipate that the estimated net amount of the proceeds from this offering will be $             million, or approximately $             million, if the underwriters elect to exercise in full their option to purchase additional ordinary shares from us, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, including funding for land bank development and our currently planned and future data center capacity expansion projects, working capital needs and the repayment of short-term indebtedness.

CAPITALIZATION

The following table sets forth, on a consolidated basis, our cash and cash equivalents and our capitalization as of March 31, 2019:

•	on an actual basis; and

•

on an adjusted basis to give effect to the sale of 4,000,000 ordinary shares in this offering at $            per share and the application of net proceeds therefrom as set forth under “Use of Proceeds” and assuming no exercise of the underwriters’ option to purchase additional ordinary shares.

Net proceeds from this offering are reflected as Cash and cash equivalents in the “As adjusted” column of the following table.

You should read the following table in conjunction with “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are included in this prospectus supplement and the historical consolidated financial statements and related notes incorporated by reference in this prospectus supplement.

	As of March 31, 2019
	Actual	As adjusted(1)
	(€’000)
Cash and cash equivalents	118,176

Borrowings
Senior Notes(2)	1,188,676	1,188,676
Revolving Credit Facility(3)	—	—
Mortgages	50,935	50,935

Total borrowings	1,239,611	1,239,611

Lease Liabilities (IFRS 16)	472,502	472,502

Total Borrowings and Lease Liabilities(4)	1,712,113	1,712,113

Shareholders’ equity
Share capital	7,186
Share premium	558,766
Foreign currency translation reserve	6,600	6,600
Hedging reserve, net of tax	(169)	(169)
Accumulated profit	77,848	77,848

Total shareholders’ equity	650,231

Total capitalization	2,362,344

(1)	Net proceeds have been translated from U.S. dollars into euros based on an exchange rate of $1.00 to €0.8906 as of March 29, 2019 (the last business day of the three months ended March 31, 2019).
(2)	Represents the aggregate amount of the Senior Notes outstanding net of debt issuance costs, including discounts, premiums, commissions and other deferred financing costs and expenses.
(3)

Excludes €2.9 million of deferred financing costs (presented as of March 31, 2019 in Other current and non-current assets). As of June 24, 2019, €40.0 million was drawn under the Revolving Credit Facility. See “Summary—Recent Developments”.

(4)	Amounts presented including current portion, net of debt issuance costs, including discounts, premiums, commissions and other deferred financing costs and expenses.

DILUTION

If you invest in our ordinary shares you will be diluted to the extent of the difference between the public offering price per ordinary share and the net tangible book value per ordinary share immediately after the completion of this offering. Net tangible book value represents the amount of our total assets less our total liabilities, excluding net deferred tax assets, deferred finance costs and intangible assets, divided by the total number of our ordinary shares issued and outstanding as of March 31, 2019.

As of March 31, 2019 we had a net tangible book value of approximately $525.3 million, corresponding to a net tangible book value of $7.31 per ordinary share (based on the noon buying rate of €1.00 to U.S. $1.1228 in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of March 29, 2019 (the last business day of the three months ended March 31, 2019)).

After giving effect to the sale of our ordinary shares in the aggregate amount of $             at $             per share, and after deducting estimated offering commissions and expenses payable by us, we would have had a net tangible book value as of March 31, 2019 of $             million, or $             per ordinary share. This represents an immediate increase in the net tangible book value of $             per share attributable to this offering. The following table illustrates this per share dilution:

As of March 31, 2019
Public offering price per share			$
Net tangible book value per share as of March 31, 2019		$7.31
Increase in net tangible book value per share attributable to this offering	$
As-adjusted net tangible book value per share after this offering			$

Net dilution per share to new investors			$

The calculations above are based upon 71,867,247 ordinary shares issued and outstanding as of March 31, 2019.

SELECTED FINANCIAL DATA

The following selected financial data as of and for the years ended December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements, which are incorporated by reference in this prospectus supplement. The selected financial data as of and for the years ended December 31, 2015 and December 31, 2014 have been derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus supplement. The following selected financial data for the three months ended March 31, 2019 and 2018 and balance sheet data as of March 31, 2019 have been derived from our unaudited consolidated interim financial statements incorporated by reference in this prospectus supplement, which have been prepared on a basis substantially consistent with our annual audited consolidated financial statements. Our audited consolidated financial statements incorporated by reference in this prospectus supplement have been prepared and presented in accordance with IFRS as issued by the IASB.

You should read the selected financial data in conjunction with our consolidated financial statements and related notes incorporated by reference herein and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement. Our historical results do not necessarily indicate our expected results for any future periods.

	Three months ended March 31,			Year ended December 31,
	2019(1)	2019	2018	2018(1)	2018	2017	2016	2015	2014
	(U.S. $’000, except share and per share amounts)	(€’000, except share and per share amounts)		(U.S. $’000, except share and per share amounts)	(€’000, except share and per share amounts)
Income statement data
Revenue	170,139	151,531	133,836	643,543	561,752	489,302	421,788	386,560	340,624
Cost of sales	(56,582)	(50,394)	(52,697)	(251,416)	(219,462)	(190,471)	(162,568)	(151,613)	(139,075)

Gross profit	113,557	101,137	81,139	392,127	342,290	298,831	259,220	234,947	201,549
Other income	—	—	86	99	86	97	333	21,288	271
Sales and marketing costs	(10,278)	(9,154)	(8,708)	(41,807)	(36,494)	(33,465)	(29,941)	(28,217)	(24,551)
General and administrative costs	(69,776)	(62,144)	(45,644)	(222,986)	(194,646)	(167,190)	(138,557)	(134,391)	(99,518)

Operating income	33,503	29,839	26,873	127,433	111,236	98,273	91,055	93,627	77,751
Net finance expense	(18,708)	(16,662)	(11,404)	(70,779)	(61,784)	(44,367)	(36,269)	(29,022)	(27,876)

Profit before taxation	14,795	13,177	15,469	56,654	49,452	53,906	54,786	64,605	49,875
Income tax expense	(5,365)	(4,778)	(3,812)	(21,003)	(18,334)	(14,839)	(16,450)	(17,925)	(15,449)

Net income	9,430	8,399	11,657	35,651	31,118	39,067	38,336	46,680	34,426

Basic earnings per share	0.13	0.12	0.16	0.50	0.43	0.55	0.54	0.67	0.50
Diluted earnings per share	0.13	0.12	0.16	0.49	0.43	0.55	0.54	0.66	0.49
Number of shares outstanding at end of period(2)	71,867	71,867	71,437	71,708	71,708	71,415	70,603	69,919	69,317
Weighted average number of shares outstanding for Basic earnings per share(2)	71,810	71,810	71,428	71,562	71,562	71,089	70,349	69,579	69,048
Weighted average number of shares outstanding for Diluted earnings per share(2)	72,356	72,356	71,903	72,056	72,056	71,521	71,213	70,474	69,922

Cash flow statement data
Net cash flows from operating activities	80,102	71,341	34,576	188,857	164,854	155,246	139,397	127,070	104,418
Net cash flows (used in) investing activities	(148,127)	(131,926)	(96,446)	(534,425)	(466,503)	(335,620)	(251,400)	(187,505)	(219,135)
Net cash flows from financing activities	(8,479)	(7,552)	78,961	514,923	449,479	104,597	173,959	18,190	167,628
Capital expenditures, including intangibles(3)	(161,774)	(144,081)	(96,195)	(516,870)	(451,179)	(256,015)	(250,878)	(192,636)	(216,277)

	As at March 31,		As of December 31,
	2019(1)		2018(1)	2018	2017(4)	2016(4)	2015(4)	2014(4)
	(U.S. $’000)	(€’000)	(U.S. $’000)	(€’000)
Balance sheet data
Trade receivables and other current assets	216,038	192,410	235,550	205,613	179,786	147,821	141,936	122,814
Cash and cash equivalents	132,688	118,176	213,185	186,090	38,484	115,893	53,686	94,637

Current assets	348,726	310,586	448,735	391,703	218,270	263,714	195,622	217,451
Non-current assets	2,681,811	2,388,503	2,143,247	1,870,851	1,483,801	1,218,951	1,056,442	955,652

Total assets	3,030,537	2,699,089	2,591,982	2,262,554	1,702,071	1,482,665	1,252,064	1,173,103

Current liabilities	397,681	354,187	356,731	311,392	344,909	188,609	171,868	175,731
Non-current liabilities	1,902,777	1,694,671	1,509,605	1,317,742	767,501	752,570	581,162	569,166

Total liabilities	2,300,458	2,048,858	1,866,336	1,629,134	1,112,410	941,179	753,030	744,897
Shareholders’ equity	730,079	650,231	725,646	633,420	589,661	541,486	499,034	428,206

Total liabilities and shareholders’ equity	3,030,537	2,699,089	2,591,982	2,262,554	1,702,071	1,482,665	1,252,064	1,173,103

Notes:

(1)

“Income statement data” and “Cash flow statement data” for the three months ended March 31, 2019 and the year ended December 31, 2018, as well as the “Balance sheet data” as of March 31, 2019 and December 31, 2018 have been translated into U.S. dollars for your convenience based on the noon buying rate of €1.00 to U.S. $1.1228 and €1.00 to U.S. $1.1456 in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of March 29, 2019 (the last business day of the three months ended March 31, 2019) and December 31, 2018, respectively. See “Exchange Rate Information” for additional information.

(2)	“Number of shares”, “Weighted average number of shares for Basic earnings per share” and “Weighted average number of shares for Diluted earnings per share” are in thousands.
(3)

Capital expenditures, including intangible assets, represent payments to acquire property, plant, equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

(4)

Certain comparative amounts in the consolidated statements have been corrected for immaterial errors. For further information on these corrections, see Notes 2 and 28 of our 2018 consolidated financial statements included in our most recent Annual Report on Form 20-F, which is incorporated by reference into this prospectus supplement.

MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis, or MD&A, is based principally on our audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016 and our unaudited condensed consolidated interim financial statements as of March 31, 2019 and for the three months ended March 31, 2019 and 2018, which are incorporated by reference in this prospectus supplement. The following discussion is to be read in conjunction with our Annual Report on Form 20-F, which is incorporated by reference in this prospectus supplement and our unaudited condensed interim consolidated financial statements and the notes thereto, which are incorporated by reference in this prospectus supplement.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that might cause such a discrepancy include, but are not limited to, those discussed in “—Liquidity and Capital Resources” below and “Important Information and Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” above. All forward-looking statements in this prospectus supplement are based on information available to us as of the date of this prospectus supplement and we assume no obligation to update any such forward-looking statements.

Overview

We are a leading provider of carrier and cloud neutral colocation data center services in Europe. We support over 2,000 customers through 52 data centers in 11 countries (as of March 31, 2019), enabling them to create value by housing, protecting and connecting their most valuable content and applications. We enable our customers to connect to a broad range of telecommunications carriers, cloud platforms, internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data between our customers, creating an environment that we refer to as a community of interest.

Our core offering of carrier and cloud neutral colocation services includes space, power, cooling, connectivity and a physically secure environment in which to house our customers’ computing, network, storage and IT infrastructure. We enable our customers to reduce operational and capital costs while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connect, data backup and storage.

Our headquarters are in Hoofddorp, which is near Amsterdam, The Netherlands, and we operate in major metropolitan areas, including Amsterdam, Frankfurt, Paris and London, Europe’s main data center markets. Our data centers are located in close proximity to the intersection of telecommunications fiber routes, and we house more than 700 individual carriers and internet service providers, 21 European Internet exchanges and all the leading global cloud platforms as of March 31, 2019. Our data centers allow our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of communities of interest.

Growth in Internet traffic, cloud computing and the use of customer-facing hosted applications are driving significant demand for high quality carrier and cloud neutral colocation data center services. This demand results from the need for either more space or more power, or both. These needs, in turn, are driven by, among other factors, decreased cost of Internet access, increased broadband penetration, increased usage of high-bandwidth content, increased number of wireless access points and the growing availability of Internet and network-based applications.

Our market is highly competitive. Most companies operate their own data centers and, in many cases, continue to invest in data center capacity, although there is a trend towards outsourcing. We compete against other carrier and cloud neutral colocation data center service providers, such as Equinix and Telehouse. We also compete with other types of data centers, including carrier-operated colocation, wholesale and IT outsourcers and managed services provider data centers. The cost, operational risk and inconvenience involved in relocating a customer’s networking and computing equipment to another data center are significant and have the effect of protecting a competitor’s data center from significant levels of customer churn.

Key Aspects of Our Financial Model

We offer carrier and cloud neutral colocation services to our customers. Our revenues are mostly recurring in nature and in the last several years, Recurring revenue has consistently represented more than 90% of our total revenue. Our contracted Recurring revenue model together with low levels of Average monthly churn provide significant predictability of future revenue.

Revenue

We generally enter into contracts with our customers for initial terms of three to five years, with annual price escalators and automatic one-year renewals after the end of the initial term. Our cross connect contracts are renewable on a monthly basis. Our customer contracts provide for a fixed monthly recurring fee for our colocation, managed services, cross connects and, in the case of cabinets, fixed amounts of power pre-purchased at a fixed price. These fees are usually billed quarterly in advance but may also be billed monthly or bi-annually in advance, together with fees for cross connects that are billed quarterly in arrears. Other services such as the provision of metered power (based on a price per kilowatt hour actually consumed), are billed monthly in arrears, and fees for setup and installation and for services such as remote hands and eyes support are billed on an as-incurred basis.

The following table presents our future committed revenues expected to be generated from our fixed term customer contracts as of December 31, 2018, 2017 and 2016.

	2018	2017	2016
	(€’000)
Within 1 year	380,300	327,500	296,600
Between 1 to 5 years	543,800	449,500	434,900
After 5 years	376,500	35,600	52,700

Total	1,300,600	812,600	784,200

Revenues from contracts with customers are recognized when the relevant performance obligation has been fulfilled. Revenues are measured at relative standalone selling price, taking into account any discounts or volume rebates. By applying the relative standalone selling price, the transaction price is allocated to each performance obligation based on the proportion of the standalone selling price of each performance obligation to the sum of standalone selling prices of all of the performance obligations in the contract.

The Group reviews contracts for separately identifiable performance obligations and if necessary, applies individual recognition treatment, in which case revenues are allocated to separately identifiable performance obligations based on their relative standalone selling price.

The Group earns colocation revenue as a result of providing data center services to customers at its data centers. Colocation revenues and lease income are recognized in profit or loss on a straight-line basis over the term of the customer contract. Incentives granted reduce the total consideration to be earned over the term of the customer contract. Customers are usually invoiced quarterly in advance and income is recognized on a straight-line basis over the quarter. Initial setup fees payable at the beginning of customer contracts are deferred at inception and recognized in profit or loss on a straight-line basis over the initial term of the customer contract. Power revenues are recognized based on customers’ usage and are generally matched with the corresponding costs.

Other services revenue, including managed services and customer installation services, including equipment sales, are recognized when the services are rendered. Certain installation services and equipment sales, which by their nature are non-recurring, are presented as Non-recurring revenues and are recognized upon delivery of service.

Deferred revenues relating to invoicing in advance and initial setup fees are carried on the statement of financial position as part of trade payables and other liabilities. Deferred revenues due to be recognized after more than one year are held in non-current liabilities.

Recurring revenue comprises revenue that is incurred from colocation and associated power charges, office space, amortized set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

Costs

Our cost base consists primarily of personnel, power and property costs.

We employ the majority of our personnel in operations and support roles that operate our data centers 24 hours a day, 365 days a year. As of December 31, 2018, we employed 768 employees (excluding contractors and interim staff), of which 474 worked in operations and support, 153 in sales and marketing and 141 in general and administrative roles. A data center typically requires a fixed number of personnel to run, irrespective of customer utilization. Increases in operations and support personnel occur when we bring new data centers into service. Our approach is, where possible, to locate new data centers close to our existing data centers. In addition to other benefits of proximity, in some cases it also enables us to leverage existing personnel within a data center campus.

In 2018, 2017 and 2016, we continued to invest resources in sales and marketing personnel to engage with our existing and potential customers. This has enabled us to establish closer relationships with our customers thereby enabling us to understand and anticipate their needs and to forecast demand, helping us plan the scope and timing of our expansion activities.

Our customers’ equipment consumes significant amounts of power and generates heat. In recent years the amount of power consumed by an individual piece of equipment, or power density, has increased as processing capacity has increased. In maintaining the correct environmental conditions for the equipment to operate most effectively, our cooling and air conditioning infrastructure also consumes significant amounts of power. Our power costs are variable and directly dependent on the amount of power consumed by our customers’ equipment. Our power costs also increase as the Utilization rate of a data center increases. Increases in power costs due to increased usage by our customers are generally matched by corresponding increases in power revenues.

The unit price we pay for our energy also has an impact on our energy costs. We generally enter into contracts with local utility companies to purchase energy at fixed prices for periods of one or two years. Within substantially all of our customer contracts, we have the right to adjust at any time the price we charge for our power services to enable us to recover increases in the unit price we pay.

We currently hold title to the AMS3, AMS6, AMS9, AMS11, BRU1, CPH2, DUB3, FRA8, FRA10, FRA11, FRA13, FRA14, MRS1, PAR3, PAR5, and VIE properties, freehold land for AMS10, CPH3, FRA15, MAD3 and ZUR2, and additional properties for future sites. We exercised certain purchase options and agreed to purchase the PAR7 freehold land, on which we own the PAR7 data center and the AMS7 freehold land and properties. The PAR7 land and the AMS7 land and properties were until December 31, 2018 reported as financial leases. In accordance with IFRS 16, which went into effect on January 1, 2019, both PAR7 and AMS7 are now and will continue to be reported as leases until the acquisitions are completed. See Note 3 “Significant accounting policies—New standards and interpretations not yet adopted” of our 2018 consolidated financial statements included in our Annual Report on Form 20-F, which is incorporated by reference into this prospectus supplement, for more details about IFRS 16.

For the other leased properties on which our data centers are located, we generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms for a minimum period of 10 to 15 years with the option for us either to (i) extend the leases for additional five-year terms or (ii) terminate the leases upon expiration of the initial 10- to 15-year term and any subsequent term. Our leases generally have consumer price index based annual rent increases over the full term of the lease.

Larger increases in our property costs occur when we bring new data centers into service. This also has the effect of temporarily reducing our overall Utilization rate while the utilization of the new data center increases as we sell to customers.

In addition, we enter into annual maintenance contracts with our major plant and equipment suppliers. This cost increases as new maintenance contracts are entered into in support of new data center operations.

Operating Leverage

As a result of the relatively fixed nature of our costs, we generally experience margin expansion as our Utilization rate at existing data centers increases, although our margins will vary over time based upon the scope and scale of our capacity expansions and the investment that we make in our business, particularly in operations.

Adjusted EBITDA

We define Adjusted EBITDA as Net income adjusted to exclude income tax expense, net finance expense, depreciation and amortization, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions and adjustments related to terminated and unused data center sites. For more information, see “Presentation of Financial and Other Information—Non-IFRS Financial Measures”.

Adjusted EBITDA margin

Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. For more information, see “Presentation of Financial and Other Information—Non-IFRS Financial Measures”.

Recurring revenue

We define Recurring revenue as revenue incurred monthly from colocation, connectivity and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites. For more information, see “Presentation of Financial and Other Information—Non-IFRS Financial Measures”.

Cash generated from operations

Cash generated from operations is defined as net cash flow from operating activities, excluding interest and corporate income tax payments and receipts. Management believe that the exclusion of these items provides useful supplemental information to net cash flows from operating activities, to aid investors in evaluating the cash generating performance of our business. For more information, see “Presentation of Financial and Other Information—Non-IFRS Financial Measures”.

Net Finance Expense

Towards the end of 2006, we started an expansion program of our data centers based on customer demand. This program, closely matched to both customer demand and available capital resources, has since continued. Since 2006, we have raised debt capital to fund our expansion program, which has contributed to increases in our finance expense. During the period of construction of a data center, we capitalize the borrowing costs as part of the construction costs. In 2013, we issued €325.0 million of 6.00% senior secured notes due 2020 (the “Senior Secured Notes”). In April 2014, we increased our funding to support growth by issuing an additional €150.0 million of Senior Secured Notes. This additional financing, combined with a €9.2 million mortgage for our BRU1 data center secured in 2014, was used to repay amounts drawn under our former super senior facility agreement originally dated June 17, 2013 and to fund further expansion projects. In December 2015, we secured a new €15.0 million mortgage for our FRA8 and FRA10 property, which was used for further expansion projects. In 2016 we issued an additional €150.0 million of Senior Secured Notes and secured a €14.6 million mortgage on our VIE property. In addition, in 2017 we entered into a secured revolving facility agreement providing for a €100.0 million secured revolving facility (the “2017 Senior Secured Revolving Facility”), which was fully drawn as of December 31, 2017. In June 2018, we issued €1,000.0 million of 4.75% Senior Notes. The proceeds were used to purchase, redeem and discharge €625.0 million of 6.00% Senior Secured Notes, redeem the amounts drawn under our revolving credit facilities, pay fees and expenses incurred in connection with the refinancing, and for other general corporate purposes. In September 2018, we issued an additional €200.0 million of 4.75% Senior Notes.

In the year ended December 31, 2018, our net finance expense was €61.8 million, which primarily consisted of interest expense of €52.6 million, one-time charges of €11.2 million relating to the refinancing of our capital structure in June 2018, and €0.9 million relating to the amortization of financing fees, partly offset by €3.1 million of realized premia relating to the refinancing of our 6.00% Senior Secured Notes and a €0.5 million gain due to changes in the fair value of our convertible loan provided to Icolo Ltd. In the year ended December 31, 2017, our net finance expense was €44.4 million, which primarily consisted of interest expense of €41.4 million, foreign currency exchange losses of €1.7 million, €1.2 million amortization of premium received in connection with the issuance and sale in 2016 of the additional €150.0 million 6.00% Senior Secured Notes due 2020, and interest income of €0.2 million in connection with a convertible loan issued to Icolo Ltd. For the full year 2016, our net finance expense was €36.3 million, which primarily consisted of interest expense of €34.9 million, foreign currency exchange losses of €0.8 million, €0.8 million amortization of premium received in connection with the issuance and sale of the additional €150.0 million 6.00% Senior Secured Notes due 2020, and profit of €0.3 million in connection with the sale of a financial asset. During the first quarter of 2019, we increased capacity under the Revolving Credit Facility by €100.0 million for total commitment of €300.0 million.

The increase in the net finance expense for the year ended December 31, 2018 was primarily due to increased interest charges relating to a greater amount of borrowings following the refinancing of our capital structure, together with associated one-time financing charges. The increase in net finance expense for the year ended December 31, 2017 compared to the year ended December 31, 2016 was primarily due to the full-year interest expense on the additional €150.0 million 6.00% Senior Secured Notes due 2020, which we issued in April 2016, utilization of the €100.0 million 2017 Senior Secured Revolving Facility, a positive adjustment of a financial lease obligation in France in 2016, additional financing fees, and increased foreign currency exchange losses.

We capitalized €4.9 million of borrowing costs in connection with the construction of new data center space in the year ended December 31, 2018, €3.1 million in the year ended December 31, 2017, and €3.5 million in the year ended December 31, 2016.

We discuss our capital expenditure, including intangible assets and our capital expansion program below in “—Liquidity and Capital Resources”.

Income Tax Expense

Since inception, we generated significant tax loss carry forwards in all our jurisdictions. In 2006, we became taxable income positive and began utilizing our tax loss carry forwards against taxable profits. As of December 31, 2018, we have recognized all our tax loss carry forwards. We expect the cash tax rate to trend up over time towards underlying effective tax rate levels.

Segment Reporting

We report our financials in two segments, which we have determined based on our management and internal reporting structure: the first is France, Germany, The Netherlands and UK and the second is the Rest of Europe, which comprises our operations in Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are presented as “Corporate and Other” and mainly comprise general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the relevant leases, as further explained below) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities. Segment capital expenditure, and intangible assets is the total cost directly attributable to a segment incurred during the period to acquire property, plant and equipment.

Results of Operations

The following table presents our operating results for the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016:

	Three months ended March 31,			Year ended December 31,
	2019(1)	2019	2018	2018(1)	2018	2017	2016
	(U.S. $’000)	(€’000)		(U.S. $’000)	(€’000)
Revenue	170,139	151,531	133,836	643,543	561,752	489,302	421,788
Cost of sales	(56,582)	(50,394)	(52,697)	(251,416)	(219,462)	(190,471)	(162,568)

Gross profit	113,557	101,137	81,139	392,127	342,290	298,831	259,220
Other income	—	—	86	99	86	97	333
Sales and marketing costs	(10,278)	(9,154)	(8,708)	(41,807)	(36,494)	(33,465)	(29,941)
General and administrative costs
Depreciation and amortization	(46,796)	(41,678)	(29,559)	(147,729)	(128,954)	(108,252)	(89,835)
Share-based payments	(6,378)	(5,680)	(3,322)	(14,553)	(12,704)	(9,929)	(7,890)
M&A transaction costs	(90)	(80)	(1,208)	(3,706)	(3,235)	(4,604)	(2,429)
Other general and administrative costs	(16,512)	(14,706)	(11,555)	(56,998)	(49,753)	(44,405)	(38,403)
General and administrative costs	(69,776)	(62,144)	(45,644)	(222,986)	(194,646)	(167,190)	(138,557)

Operating income	33,503	29,839	26,873	127,433	111,236	98,273	91,055
Net finance expense	(18,708)	(16,662)	(11,404)	(70,779)	(61,784)	(44,367)	(36,269)

Profit before taxation	14,795	13,177	15,469	56,654	49,452	53,906	54,786
Income tax expense	(5,365)	(4,778)	(3,812)	(21,003)	(18,334)	(14,839)	(16,450)

Net income	9,430	8,399	11,657	35,651	31,118	39,067	38,336

Adjusted EBITDA(2)	86,767	77,277	60,876	295,333	257,798	220,961	190,876

Notes:

(1)

The operating results for the three months ended March 31, 2019 and the year ended December 31, 2018 have been translated into U.S. dollars for your convenience based on the noon buying rate of €1.00 to U.S. $1.1228 and €1.00 to U.S. $1.1456 in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of March 29, 2019 (the last business day of the three months ended March 31, 2019) and December 31, 2018, respectively. See “Exchange Rate Information” for additional information.

(2)

We define Adjusted EBITDA as Net income adjusted to exclude income tax expense, net finance expense, depreciation and amortization, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions and adjustments related to terminated and unused data center sites. We believe that Adjusted EBITDA is a measure commonly used by analysts, investors and peers in our industry. We have, therefore, disclosed this information to permit a more complete analysis of our operating performance. Adjusted EBITDA, as we calculate it, may not be comparable to similarly titled measures reported by other companies. For more information, see “Presentation of Financial and Other Information—Non-IFRS Financial Measures”. For a reconciliation of Net income to Adjusted EBITDA, see “Summary—Summary Financial and Other Information”.

The following table presents our operating results as a percentage of revenues for the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016:

	Three months ended March 31,				Year ended December 31,
	2019		2018		2018		2017		2016
Revenues	100%		100%		100%		100%		100%
Cost of sales	(33%	)	(39%	)	(39%	)	(39%	)	(39%	)
Gross profit	67%		61%		61%		61%		61%
Other income
Income from sub-leases on unused data center sites	0%		0%		0%		0%		0%
(Increase)/decrease in provision for site restoration	0%		0%		0%		0%		0%
Other income	0%		0%		0%		0%		0%
Sales and marketing costs	(6%	)	(7%	)	(6%	)	(7%	)	(7%	)
General and administrative costs
Depreciation and amortization	(28%	)	(22%	)	(23%	)	(22%	)	(21%	)
Share-based payments	(4%	)	(2%	)	(2%	)	(2%	)	(2%	)
M&A transaction costs	0%		(1%	)	(1%	)	(1%	)	(1%	)
Other general and administrative costs	(10%	)	(9%	)	(9%	)	(9%	)	(9%	)
General and administrative costs	(41%	)	(34%	)	(35%	)	(34%	)	(32%	)
Operating income	20%		20%		20%		20%		22%
Net finance expense	(11%	)	(9%	)	(11%	)	(9%	)	(9%	)
Profit before taxation	9%		12%		9%		11%		13%
Income tax expense	(3%	)	(3%	)	(3%	)	(3%	)	(4%	)
Net income	6%		9%		6%		8%		9%
Adjusted EBITDA(1)	51%		45%		46%		45%		45%

Notes:

(1)

We define Adjusted EBITDA as Net income adjusted to exclude income tax expense, net finance expense, depreciation and amortization, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions and adjustments related to terminated and unused data center sites. We believe that Adjusted EBITDA is a measure commonly used by analysts, investors and peers in our industry. We have, therefore, disclosed this information to permit a more complete analysis of our operating performance. Adjusted EBITDA, as we calculate it, may not be comparable to similarly titled measures reported by other companies. For more information, see “Presentation of Financial and Other Information—Non-IFRS Financial Measures”. For a reconciliation of Net income to Adjusted EBITDA, see “Summary—Summary Financial and Other Information”.

The following table sets forth some of our key performance indicators as of the dates indicated:

	As of March 31,		As of December 31,
	2019	2018	2018	2017	2016
Equipped space(1) (square meters)	148,300	128,900	144,800	122,500	110,800
Utilization rate(2) (%)	80%	81%	79%	81%	79%

Notes:

(1)

Equipped space is the amount of data center space that, on the date indicated, is equipped and either sold or could be sold, without making any additional investments to common infrastructure. Equipped space at a particular data center may decrease if either (a) the power requirements of customers at such data center change so that all or a portion of the remaining space can no longer be sold because the space does not have enough power and/or common infrastructure to support it without further investment or (b) if the design and layout of a data center changes to meet, among others, fire regulations or customer requirements, and necessitates the introduction of common space, such as corridors, which cannot be sold to individual customers.

(2)

Utilization rate is, on the relevant date, Revenue generating space as a percentage of Equipped space; some Equipped space is not fully utilized due to customers’ specific requirements on the layout of their equipment. In practice, therefore, Utilization rate may not reach 100%.

Three Months Ended March 31, 2019 and 2018

Revenue

Our revenue for the three months ended March 31, 2019 and 2018 was as follows:

	Three months ended March 31,				Change
	2019	%	2018	%	€	%
	(€’000, except percentages)
Recurring revenue	145,279	96	126,962	95	18,317	14
Non-recurring revenue	6,252	4	6,874	5	(622)	(9)

Revenue	151,531	100	133,836	100	17,695	13

Revenue in the first quarter of 2019 was €151.5 million, a 13% increase over the first quarter of 2018. Recurring revenue was €145.3 million, a 14% increase over the first quarter of 2018. Recurring revenue in the first quarter represented 96% of total revenue. Neither foreign exchange movements nor the adoption of IFRS 16 had a meaningful impact on reported revenue in the first quarter of 2019.

Cost of Sales

Cost of sales in the first quarter of 2019 was €50.4 million, a 4% decrease over the first quarter of 2018. Cost of sales was 33% of revenue for the first quarter of 2019 compared to 39% for the first quarter of 2018. The decrease in cost of sales was primarily due to the impact of IFRS 16, under which €6.6 million of rent costs were taken out of cost of sales. Excluding the impact of IFRS 16, cost of sales was 38% of revenue in the first quarter of 2019.

Other Income

Other income represents income that we do not consider part of our core business, which includes income from the subleases on unused data center sites.

Sales and Marketing Costs

Our sales and marketing costs increased to €9.2 million for the first quarter of 2019, from €8.7 million for the first quarter of 2018, an increase of 5%. The increase in sales and marketing costs was primarily due to increased compensation and related costs as a result of increases in employee headcount and marketing expenses associated with our continued investment in our go-to market strategy. Sales and marketing costs were 6% of revenue for the first quarter of 2019 and 7% of revenue for the first quarter of 2018.

General and Administrative Costs

General and administrative costs consist of depreciation and amortization, share-based payments, M&A transaction costs and other general and administrative costs.

Depreciation and amortization in the first quarter of 2019 were €41.7 million, an increase of 41% from the first quarter of 2018. The increase was commensurate with our ongoing investment in new data centers and data center expansions.

In determining Adjusted EBITDA we add back share-based payments. For the first quarter of 2019, we recorded share-based payments of €5.7 million, an increase of 71% from the first quarter of 2018. In determining Adjusted EBITDA we also add back M&A transaction costs, which amounted to €0.1 million in the first quarter of 2019 and €1.2 million in the first quarter of 2018.

Other general and administrative costs increased to €14.7 million for the first quarter of 2019, from €11.6 million for the first quarter of 2018, an increase of 27%. Other general and administrative costs were 10% of revenue for the first quarter of 2019 compared to 9% for the first quarter of 2018. The increase in other general and administrative costs was due to increases in professional advisory fees, software licenses and in the costs associated with a larger headcount.

Net Finance Expense

Net finance expense increased to €16.7 million for the first quarter of 2019 from €11.4 million for the first quarter of 2018, an increase of 46%. Net finance expense was 11% of revenue for first quarter of 2019 and 9% of revenue for the first quarter of 2018. The increase in net finance expense for the first quarter of 2019 was primarily due to the greater amount of borrowings following the refinancing of our capital structure in the second quarter of 2018.

Income Taxes

Income tax expense was €4.8 million for the first quarter of 2019, compared with €3.8 million for the first quarter of 2018. The effective income tax rate of 36% in the first quarter of 2019, compared with 25% for the first quarter of 2018. The increase in income tax expense and the effective income tax rate reflect the impact of the net effect of tax rate decreases in various countries and non tax-deductible share-based payments.

We recorded current tax expenses of €5.5 million for the first quarter of 2019, and €4.6 million for the first quarter of 2018. We recorded a deferred tax benefit of €0.7 million for the first quarter of 2019, and €0.8 million for the first quarter of 2018. Deferred tax is charged for the annual movements in temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The increase in current tax expenses was mainly due to the decreased availability of carry forward losses to offset taxable profits within the group.

Years Ended December 31, 2018 and 2017

Revenue

Revenue for the years ended December 31, 2018 and 2017:

	Year ended December 31,				Change
	2018	%	2017	%	€	%
	(€’000, except percentages)
Recurring revenue	533,083	95	462,516	95	70,567	15
Non-recurring revenue	28,669	5	26,786	5	1,883	7

Revenue	561,752	100	489,302	100	72,450	15

Revenue increased to €561.8 million for the year ended December 31, 2018, from €489.3 million for the year ended December 31, 2017, an increase of 15%. Recurring revenue increased by 15% and Non-recurring revenue was 5% of total revenue for the year ended December 31, 2018, and 5% of total revenue for the year ended December 31, 2017. The period–over-period growth in Recurring revenue was primarily the result of an increase of approximately 15,200 square meters in Revenue generating space as a result of sales both to existing and new customers in all our regions.

Cost of Sales

Cost of sales increased to €219.5 million for the year ended December 31, 2018, from €190.5 million for the year ended December 31, 2017, an increase of 15%. Cost of sales was 39% of revenue for each of the years ended December 31, 2018 and 2017. The increase in cost of sales related to our overall revenue growth and data center expansion projects, including (i) an increase of €18.2 million in energy usage costs, (ii) an increase of €6.5 million in costs for operation and support personnel, (iii) an increase of €1.8 million in gross data center rent, (iv) an increase of €1.7 million in security costs, and (v) an increase of €2.7 million in maintenance costs commensurate with our growth. Equipped space increased by approximately 22,300 square meters during the year ended December 31, 2018, mainly as a result of expansions to existing data centers in Amsterdam, Frankfurt, Paris, Vienna, Copenhagen, Dublin and Marseille, and to the addition of new data centers in Frankfurt and Brussels.

Other Income

Other income represents income that we do not consider part of our core business, which includes income from the subleases on unused data center sites.

Sales and Marketing Costs

Our sales and marketing costs increased to €36.5 million for the year ended December 31, 2018, from €33.5 million for the year ended December 31, 2017, an increase of 9%. The increase in sales and marketing costs was primarily due to increased compensation and related costs as a result of increases in employee headcount and marketing expenses associated with our continued investment in our go to market strategy. Sales and marketing costs were 6% of revenue for the year ended December 31, 2018, and 7% of revenue for the year ended December 31, 2017.

General and Administrative Costs

General and administrative costs consist of depreciation and amortization, share-based payments, M&A transaction costs and other general and administrative costs.

Depreciation and amortization increased to €129.0 million for the year ended December 31, 2018, from €108.3 million for the year ended December 31, 2017, an increase of 19%. Depreciation and amortization was 23% of revenue for the year ended December 31, 2018, and 22% for the year ended December 31, 2017. The increase was commensurate with our ongoing investment in new data centers and data center expansions.

In determining Adjusted EBITDA we add back share-based payments. For the year ended December 31, 2018, we recorded share-based payments of €12.7 million, an increase of 28% from the year ended December 31, 2017. In determining Adjusted EBITDA we also add back M&A transaction costs, which amounted to €3.2 million in 2018 and €4.6 million in 2017.

Other general and administrative costs increased to €49.8 million for the year ended December 31, 2018, from €44.4 million for the year ended December 31, 2017, an increase of 12%. Other general and administrative costs were 9% of revenue for the years ended December 31, 2018 and December 31, 2017. The increase in other general and administrative costs was due to increases in professional advisory fees, software licenses, and in the costs associated with a larger headcount.

Net Finance Expense

Net finance expense increased to €61.8 million for the year ended December 31, 2018 from €44.4 million for the year ended December 31, 2017, an increase of 39%. Net finance expense was 11% of revenue for the year ended December 31, 2018 and 9% of revenue for the year ended December 31, 2017. The increase in net finance expense for the year ended December 31, 2018 was primarily due to the greater amount of borrowings following the refinancing of our capital structure together with associated one-time financing charges. In the year ended December 31, 2018, we capitalized €4.9 million of borrowing costs in connection with the construction of new data center space, compared to €3.1 million in the year ended December 31, 2017.

Income Taxes

Income tax expense was €18.3 million for the year ended December 31, 2018, compared with €14.8 million for the year ended December 31, 2017. The increase in income tax expense reflects the effect of the decrease of several European statutory tax rates, resulting in a revaluation of deferred tax assets. The effective income tax rate of 37% in the year ended December 31, 2018, compared with 28% for the year ended December 31, 2017. This reflects the impact of the decreased statutory tax rates, increased non-deductible costs and limitations on interest deductibility in certain European jurisdictions.

We recorded current tax expenses of €18.0 million for the year ended December 31, 2018, and €13.8 million for the year ended December 31, 2017. We recorded a deferred tax expense of €0.3 million for the year ended December 31, 2018, and a deferred tax expense of €1.0 million for the year ended December 31, 2017. Deferred tax is charged for the annual movements in temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The increase in current tax expenses is mainly due to the decreased availability of carry forward losses to offset taxable profits within the group.

Years Ended December 31, 2017 and 2016

Revenue

Revenue for the years ended December 31, 2017 and 2016:

	Year ended December 31,				Change
	2017	%	2016	%	€	%
	(€’000, except percentages)
Recurring revenue	462,516	95	399,958	95	62,558	16
Non-recurring revenue	26,786	5	21,830	5	4,956	23

Revenue	489,302	100	421,788	100	67,514	16

Revenue increased to €489.3 million for the year ended December 31, 2017, from €421.8 million for the year ended December 31, 2016, an increase of 16%. Recurring revenue increased by 16% and Non-recurring revenue was 5% of total revenue for the year ended December 31, 2017, and 5% of total revenue for the year ended December 31, 2016. The period–over-period growth in Recurring revenue was primarily the result of an increase of approximately 12,600 square meters in Revenue generating space as a result of sales both to existing and new customers in all our regions.

Cost of Sales

Cost of sales increased to €190.5 million for the year ended December 31, 2017, from €162.6 million for the year ended December 31, 2016, an increase of 17%. Cost of sales was 39% of revenue for each of the years ended December 31, 2017, and 2016. The increase in cost of sales related to our overall revenue growth and data center expansion projects, including (i) an increase of €10.6 million in energy usage costs, (ii) an increase of €7.9 million in costs for operation and support personnel, (iii) an increase of €2.0 million in gross rent, (iv) an increase of €1.7 million in security costs, and (v) an increase of €1.3 million in maintenance costs commensurate with growth. Equipped space increased by approximately 11,700 square meters during the year ended December 31, 2017, as a result of expansions to existing data centers in Paris, Marseille, Amsterdam, Vienna, Copenhagen and Stockholm, and to the construction of new data centers in Frankfurt.

Other Income

Other income represents income that we do not consider part of our core business. It includes transaction break-fee income, income from the subleases on unused data center sites, and any increase/(decrease) in provisions for site restoration.

Sales and Marketing Costs

Our sales and marketing costs increased to €33.5 million for the year ended December 31, 2017, from €29.9 million for the year ended December 31, 2016, an increase of 12%. Sales and marketing costs were 7% of revenue for each of the years ended December 31, 2017 and 2016.

The increase in sales and marketing costs was primarily a result of increased compensation and related costs as a result of increases in employee headcount and marketing expenses associated with our continued investment in our go to market strategy.

General and Administrative Costs

General and administrative costs consist of depreciation and amortization, share-based payments, M&A transaction costs and other general and administrative costs.

Depreciation, amortization and impairments increased to €108.3 million for the year ended December 31, 2017, from €89.8 million for the year ended December 31, 2016, an increase of 20%. Depreciation, amortization and impairments was 22% of revenue for the year ended December 31, 2017, and 21% for the year ended December 31, 2016. The increase was a result of our ongoing investment in new data centers and data center expansions.

In determining Adjusted EBITDA we add back share-based payments. For the year ended December 31, 2017, we recorded share-based payments of €9.9 million, an increase of 26% from the year ended December 31, 2016. In determining Adjusted EBITDA we also add back M&A transaction costs, which amounted to €4.6 million in 2017 and €2.4 million in 2016.

Other general and administrative costs increased to €44.4 million for the year ended December 31, 2017, from €38.4 million for the year ended December 31, 2016, an increase of 16%. Other general and administrative costs were 9% of revenue for the years ended December 31, 2017 and December 31, 2016. The increase in the other general and administrative costs was due to increases in professional advisory services, in software licenses, and in salaries associated with a larger headcount and higher external hires.

Net Finance Expense

Net finance expense increased to €44.4 million for the year ended December 31, 2017 from €36.3 million for the year ended December 31, 2016, an increase of 22%. Net finance expense was 9% of revenue for the year ended December 31, 2017 and December 31, 2016. The increase in net finance expense for the year ended December 31, 2017, was primarily due to the full-year interest expense on the additional €150.0 million 6.00% Senior Secured Notes due 2020 which we issued in April 2016, utilization of the €100.0 million 2017 Senior Secured Revolving Facility, a positive adjustment of a financial lease obligation in France in 2016, additional financing fees, and increased foreign currency exchange losses. In the year ended December 31, 2017, we capitalized €3.1 million of borrowing costs during the period of construction of new data center space, compared with €3.5 million in the year ended December 31, 2016.

Income Taxes

Income tax expense was €14.8 million for the year ended December 31, 2017, compared with €16.4 million for the year ended December 31, 2016. The decrease in income tax expense was primarily a result of a change in the mix of profits from countries with a higher tax rate to countries with a lower tax rate. The effective income tax rate of 28% in the year ended December 31, 2017, compared with 30% for the year ended December 31, 2016, was affected by the change in the profit mix noted above and non-significant return to provision adjustments, resulting in a tax benefit in the year ended December 31, 2017, as opposed to an additional tax expense in the year ended December 31, 2016.

We recorded current tax expenses of €13.8 million for the year ended December 31, 2017, and €11.4 million for the year ended December 31, 2016. We recorded a deferred tax expense of €1.0 million for the year ended December 31, 2017, and a deferred tax expense of €5.0 million for the year ended December 31, 2016. Deferred tax is charged for the annual movements in temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The increase in current tax expenses is mainly due to the decreased availability of carry forward losses to offset taxable profits within the group. The decrease in deferred tax expenses was mainly due to the addition of losses in certain countries, which was partly offset by the full utilization of tax losses in other countries.

Liquidity and Capital Resources

As of December 31, 2018, our total indebtedness consisted of (i) €1,200.0 million 4.75% Senior Notes due 2025, (ii) mortgages totaling € 51.4 million, and (iii) finance lease obligations totaling €50.4 million. The borrowing requirements of the Company are not subject to significant seasonality. The interest expense on our outstanding indebtedness is based on a fixed rate, except for our mortgages. Our PAR3, PAR5, BRU1, AMS3, AMS6, FRA8/FRA10 and VIE mortgages are subject to a floating interest rate of EURIBOR plus an individual margin ranging from 195 to 280 basis points. The interest rates on the mortgages secured by our PAR3 and PAR5 properties have been swapped to a fixed rate for approximately 75% of the principal outstanding amounts for a period of ten years.

As of December 31, 2018, the interest payable under the Revolving Credit Facility on (i) any EUR amounts drawn would be at the rate of EURIBOR plus 200 basis points per annum, (ii) any Danish kroner amounts drawn would be at the rate of CIBOR plus 200 basis points per annum, (iii) any Swedish krona amounts drawn would be at the rate of STIBOR plus 200 basis points per annum and (iv) other applicable currencies, including GBP, amounts drawn at the rate of LIBOR plus 200 basis points per annum. In the case any of these rates is less than zero, it shall be deemed to be zero. The Revolving Credit Facility was undrawn as of December 31, 2018. As of June 21, 2019, €40.0 million was drawn under the Revolving Credit Facility.

Historically, we have made significant investments in our property, plant and equipment and intangible assets in order to expand our data center footprint and total Equipped space as we have grown our business. In the year ended December 31, 2018, we invested €451.2 million in both property, plant and equipment (€439.8 million) and intangible assets (€11.5 million). Of our investments in property, plant and equipment, €420.0 million was attributed to expansion capital expenditure and the remainder was attributed to maintenance and other capital expenditure. In the year ended December 31, 2017, we invested €256.0 million in both property, plant and equipment (€247.2 million) and intangible assets (€8.8 million, excluding acquisition goodwill). Of our investments in property, plant and equipment, €224.8 million was attributed to expansion capital expenditure and the remainder was attributed to maintenance and other capital expenditure. In addition, we invested €77.5 million in the acquisition of InterXion Science Park B.V., in February 2017. In the year ended December 31, 2016, we invested €250.9 million in both property, plant and equipment (€242.0 million) and intangible assets (€8.9 million). Of our investments in property, plant and equipment, €228.8 million was attributed to expansion capital expenditure and the remainder was attributed to maintenance and other capital expenditure. Although in any one year the amount of maintenance and replacement capital expenditure may vary, we expect that long-term such expenses will be between 4% and 6% of total revenue.

As of March 31, 2019, we had we had €118.2 million of cash and cash equivalents. As of December 31, 2018, we had €186.1 million of cash and cash equivalents.

Our policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. We monitor the return on capital. See Note 20 “Financial Instruments” to our 2018 consolidated financial statements included in our most recent Annual Report on Form 20-F, which is incorporated by reference into this prospectus supplement, and Note 9 “Financial Instruments” to our unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2019 for more details about capital management.

Sources and Uses of Cash

	Three months ended March 31,			Year ended December 31,
	2019(1)	2019	2018	2018(1)	2018	2017	2016
	(U.S. $’000)	(€’000)		(U.S. $’000)	(€’000)
Cash generated from operations(2)	89,672	79,865	58,081	287,527	250,984	209,013	183,388
Net cash flows from/(used in) operating activities	80,102	71,341	34,576	188,857	164,854	155,246	139,397
Net cash flows from/(used in) investing activities	(148,127)	(131,926)	(96,446)	(534,425)	(466,503)	(335,620)	(251,400)
Net cash flows from/(used in) financing activities	(8,479)	(7,552)	78,961	514,923	449,479	104,597	173,959

Notes:

(1)

“Sources and Uses of Cash” data for the three months ended March 31, 2019 and the year ended December 31, 2018 have been translated into U.S. dollars for your convenience based on the noon buying rates of €1.00 to U.S. $1.1228 and €1.00 to U.S. $1.1456 in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of March 29, 2019 (the last business day of the three months ended March 31, 2019) and December 31, 2018, respectively. See “Exchange Rate Information” for additional information.

(2)

We define Cash generated from operations as Net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. We believe that Cash generated from operations is a measure commonly used by analysts, investors and peers in our industry. For a reconciliation of Cash generated from operations to Net cash flows from operating activities, the most closely comparable IFRS measure, see “Summary—Summary Financial and Other Information”.

Net cash flows from/(used in) operating activities

The increase in net cash flows from operating activities in the three months ended March 31, 2019 was primarily due to our improved operating performance combined with improved net working capital movements as compared to the three months ended March 31, 2018.

The increase in net cash flows from operating activities in the year ended December 31, 2018, compared to the year ended December 31, 2017, was primarily due to our improved operating performance. The increase in net cash flows from operating activities in the year ended December 31, 2017, compared to the year ended December 31, 2016 was primarily due to our improved operating performance combined with improved net working capital movements.

Net cash flows from/(used in) investing activities

The increase in net cash flows used in investing activities in the three months ended March 31, 2019 as compared to the three months ended March 31, 2018, was primarily due to increased investments in data center assets, including purchases of real estate.

The increase in net cash flows used in investing activities in the year ended December 31, 2018, compared with the year ended December 31, 2017, was primarily the result of higher investments in data center assets. Capital expenditure in the year ended December 31, 2018, primarily related to the addition and expansion of data centers in Amsterdam, Frankfurt, Paris, Marseille, London and Vienna.

The increase in net cash flows used in investing activities in the year ended December 31, 2017, compared with the year ended December 31, 2016, was primarily the result of the acquisition of Interxion Science Park in February 2017 for €77.5 million. Furthermore, the purchase of property, plant and equipment primarily related to the addition and expansion of data centers in Frankfurt, Paris, Vienna, Amsterdam, Copenhagen and Stockholm, which contributed to the increase in net cash flows used in investing activities.

Net cash flows from / (used in) financing activities

Net cash flows used in financing activities during the three months ended March 31, 2019 was primarily the result of €6.5 million of repayments on lease liabilities. Net cash flows from financing activities during the three months ended March 31, 2018 included €79.4 million of net proceeds from revolving facilities, which were repaid during the second quarter of 2018 as part of the transactions relating to the refinancing.

Net cash flows from financing activities during the year ended December 31, 2018, were principally the result of transactions relating to the refinancing in June 2018 and the issuance of additional Senior Notes in

September 2018. Net cash flows also include €150.0 million of net proceeds from revolving facilities, which were repaid as part of the transactions relating to the refinancing. Net cash flows from financing activities during the year ended at December 31, 2017, were primarily the result of €100.0 million net proceeds from our 2017 Senior Secured Revolving Facility. Net cash flows from financing activities during the year ended December 31, 2016, were principally the result of €155.3 million in net proceeds from the offering of the additional €150.0 million 6.00% Senior Secured Notes due 2020 and €14.6 million in gross proceeds drawn under the new mortgage on our VIE property.

We anticipate that cash flows from operating activities and committed funding from our €300.0 million Revolving Credit Facility will be sufficient to meet our operating requirements on a short-term (12 month) and long-term basis, including the repayment of our other debt as it becomes due, and to complete our publicly announced expansion projects.

The Company assesses its capital raising and refinancing needs on an ongoing basis and may enter into additional credit facilities and seek to issue equity and/or debt securities in the domestic and international capital markets if market conditions are favorable. Also, depending on market conditions, the Company may elect to repurchase portions of its debt securities in the open market, pursuant to the redemption provisions in the applicable indenture or otherwise.

Contractual Obligations and Off-Balance Sheet Arrangements

We lease a significant proportion of our data centers and certain equipment under non-cancellable lease agreements. The following represents our debt maturities, financings, leases and other contractual commitments as of December 31, 2018:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(€’000)
Long-term debt obligations(1)	1,598,739	62,372	133,221	131,651	1,271,495
Capital (finance) lease obligations(2)	66,085	21,686	5,256	21,463	17,680
Operating lease obligations(3)	437,816	35,739	71,847	75,404	254,826
Energy purchase commitments	24,032	24,032	—	—	—
Other contractual purchase commitments	36,259	25,359	2,296	1,148	7,456
Capital purchase commitments	357,500	357,500	—	—	—

Total	2,520,431	526,688	212,620	229,666	1,551,457

Notes:

(1)	Long-term debt obligations include the Senior Notes and mortgages, including interest related thereto.
(2)	Capital (finance) lease obligations include future interest payments, and where we exercised purchase options, the amount payable upon transfer of ownership.
(3)	Operating lease obligations include the lease of property and equipment.

As of December 31, 2018, we entered into 18 irrevocable bank guarantees with ABN AMRO Bank, BNP Paribas and La Caixa, amounting to €16.4 million in aggregate. These bank guarantees include one guarantee that was provided in lieu of a cash deposit for a real estate purchase contract. The remaining bank guarantees were primarily provided in lieu of cash deposits for lease contracts and either automatically renew in successive one-year periods or, in each case, remain in effect until the final lease expiration date. The bank guarantees are cash collateralized and the collateral is included in other (non-)current assets on our statement of financial position. These contingent commitments are not reflected in the table above.

Primarily as a result of our various data center expansion projects, as of December 31, 2018, we were contractually committed for €357.7 million of unaccrued capital expenditure, primarily for data center equipment not yet delivered and labor not yet provided, in connection with the work necessary to complete construction and open these data centers before making them available to customers for installation. This amount, which is expected to be paid in 2019, is reflected in the table above as “Capital purchase commitments”.

We have other non-capital purchase commitments in place as of December 31, 2018, such as commitments to purchase power in select locations, through the year 2019, for a total amount of €24.0 million. In addition, we have committed to purchase goods or services to be delivered or provided during 2019 and beyond. Such other purchase commitments as of December 31, 2018, which totaled €36.3 million, are also reflected in the table above as “Other contractual purchase commitments”.

In addition, although we are not contractually obligated to do so, we expect to incur additional capital expenditure consistent with our disciplined expansion and conservative financial management in our various data center expansion projects during 2019 in order to complete the work needed to open these data centers. Such non-contractual capital expenditure is not reflected in the table above.

On January 18, 2013, the Group completed a €10.0 million financing agreement, consisting of two loans that are secured by mortgages on the PAR3 land owned by Interxion Real Estate II Sarl and the PAR5 land owned by Interxion Real Estate III Sarl and a pledge on the rights under the intergroup lease agreements between Interxion Real Estate II Sarl and Interxion Real Estate III Sarl, as lessors, and Interxion France SAS, as lessee, and are guaranteed by Interxion France SAS. The principal amounts of the mortgage loans are required to be repaid in quarterly installments collectively amounting to €167,000 of which the first quarterly installment was paid on April 18, 2013. The mortgage loans have a maturity of 15 years and a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The financing agreement requires the interest rate to be fixed for a minimum of 40% of the principal outstanding amount for a minimum of six years. In April 2013, the interest rate was fixed for approximately 75% of the principal outstanding amount for a period of ten years. The financing agreement does not include any financial covenants.

On April 1, 2014, the Group completed a €9.2 million financing agreement, consisting of a loan that is secured by a mortgage on the data center property in Belgium owned by Interxion Real Estate IX N.V. and a pledge on the rights under the intergroup lease agreement between InterXion Real Estate IX N.V., as lessor, and InterXion Belgium N.V., as lessee, and is guaranteed by Interxion Real Estate Holding B.V. The principal amount of the mortgage loan is required to be repaid in quarterly installments of €153,330 of which the first quarterly installment was paid on July 31, 2014. The mortgage loan has a maturity of 15 years and a variable interest rate based on EURIBOR plus 200 basis points. The financing agreement does not include any financial covenants.

On October 13, 2015, the Group completed a €15.0 million financing agreement, consisting of a loan that is secured by a mortgage on certain data center property (FRA8 and FRA10) in Germany owned by Interxion Real Estate I B.V. and a pledge on the rights under the intergroup lease agreement between InterXion Real Estate I B.V., as lessor, and Interxion Deutschland GmbH, as lessee. The principal amount of the mortgage loan is required to be repaid in four annual installments of €1.0 million of which the first annual installment was paid on September 30, 2016, and a final installment of €11.0 million which is due on September 30, 2020. The mortgage loan has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points. The financing agreement includes a minimum required debt service capacity ratio of 1.20 to 1.00, based on the operations of Interxion Real Estate I B.V.

On April 8, 2016, the Group completed a €14.6 million financing agreement, consisting of a loan that is secured by a mortgage on certain data center property in Austria owned by Interxion Real Estate VII GmbH and a pledge on the rights under the intergroup lease agreement between InterXion Real Estate VII GmbH, as lessor, and Interxion Österreich GmbH, as lessee. The principal amount of the mortgage loan is required to be repaid in 177 monthly installments, increasing from €76,000 to €91,750. The mortgage loan has a maturity of fourteen years and nine months and has a variable interest rate based on EURIBOR plus 195 basis points. The financing agreement includes a minimum required debt service capacity ratio of 1.20 to 1.00, based on the operations of Interxion Real Estate VII GmbH.

On December 1, 2017, the Group renewed a €10.0 million financing agreement, entered into in 2012, consisting of a loan that is secured by a mortgage on certain data center property in The Netherlands owned by Interxion Real Estate IV B.V. The principal amount of the mortgage loan is required to be repaid in four annual instalments of €667,000 commencing in December 2018 and a final installment of €7,332,000 which is due on December 31, 2022. The mortgage loan has a variable interest rate based on EURIBOR (subject to a zero percent EURIBOR floor) plus 225 basis points. The financing agreement includes a minimum required debt service capacity ratio of 1.20 to 1.00, based on the operations of Interxion Real Estate IV B.V.

On July 12, 2018, the Group completed a €6.0 million financing agreement, consisting of a loan that is secured by a mortgage on certain data center property in The Netherlands owned by Interxion Real Estate V B.V. and a pledge on rights under the intergroup lease agreement between Interxion Real Estate V B.V., as lessor, and Interxion Nederland B.V., as lessee. The principal amount of the mortgage loan is required to be repaid in four annual instalments of €400,000 commencing July 12, 2019 and a final installment of €4,400,000 which is due on July 1, 2023. The mortgage loan has a variable interest rate based on EURIBOR plus 225 basis points. The financing agreement includes a minimum required debt service capacity ratio of 1.20 to 1.00, based on the operations of Interxion Real Estate V B.V.

MATERIAL TAX CONSEQUENCES

The following discussion contains a description of certain U.S. federal income tax and Dutch tax consequences of the acquisition, ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The discussion is not, and should not be construed as, tax advice. The discussion is based upon the federal income tax laws of the U.S. and regulations thereunder and the tax laws of the Netherlands and regulations thereunder as of the date hereof, which are subject to change and possibly with retroactive effect. Prospective investors should consult their own tax advisors.

Material U.S. Federal Income Tax Consequences

The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ordinary shares. This summary applies only to U.S. Holders that acquire the ordinary shares in exchange for cash in this offering, hold ordinary shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States as in effect on the date of this prospectus supplement, including the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus supplement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this prospectus supplement are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, and thus there can be no assurances that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks and certain other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	individual retirement accounts or other tax-deferred accounts;

•	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;

•	U.S. expatriates;

•	persons holding ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our stock by vote or value;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ordinary shares through entities or arrangements treated as partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ordinary shares generally will depend on such partner’s status and the activities of the partnership. A U.S. Holder that is a partner in such partnership should consult its tax advisor.

Dividends and Other Distributions on Ordinary Shares

As described in the section entitled “Dividend Policy”, we do not anticipate declaring or paying dividends to holders of our ordinary shares in the foreseeable future. If we do make distributions of cash or property on the ordinary shares, subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to ordinary shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts, if any, not treated as dividend income will constitute a return of capital and will first be applied to reduce a U.S. Holder’s tax basis in its ordinary shares, but not below zero, and then any excess will be treated as capital gain realized on a sale or other disposition of the ordinary shares. Because we do not maintain calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income”, which is taxed at the lower applicable capital gains rate, provided that (1) either the ordinary shares are readily tradable on an established securities market in the United States or we are is eligible for the benefits of the “Convention between the United States of American and the Kingdom of the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income” (the “Netherlands Treaty”), (2) we are not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year and (3) certain other requirements are met. Common stock is considered for purposes of clause (1) above to be readily tradable on an established securities market if it is listed on the NYSE. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to the ordinary shares.

The amount of any dividend paid in foreign currency that will be included in the gross income of a U.S. Holder will be the U.S. dollar value of the dividend payment based on the exchange rate in effect on the date such distribution is included in such holder’s income, whether or not the payment is converted into U.S. dollars at that time. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Dividends on the ordinary shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, foreign taxes withheld on any distributions on ordinary shares, if any, may be eligible for credit against a U.S. Holder’s federal income tax liability. If a refund of the tax withheld is available under the laws of the Kingdom of the Netherlands or under the Netherlands Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ordinary shares will generally constitute “passive category income”. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ordinary shares (generally the cost of such ordinary shares to the U.S. Holder). Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

If the consideration received upon the sale or other disposition of ordinary shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. If the ordinary shares are treated as traded on an established securities market for U.S. federal income tax purposes, a cash basis U.S. Holder and an accrual basis U.S. Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the trade date and the settlement date and such exchange gain or loss generally will constitute U.S.-source ordinary income or loss.

Passive Foreign Investment Company Rules

We will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds ordinary shares, we would continue to be treated as a PFIC with respect to such investment unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

We do not believe we were a PFIC in our taxable year ending December 31, 2018. Based on the current and anticipated composition of our and our subsidiaries’ income, assets and operations, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, whether we are treated as a PFIC is a factual determination that is made on an annual basis after the close of each taxable year. This determination, depends on, among other things, the composition of the income and assets, and the market value of the shares and assets, of us and our subsidiaries from time to time. Therefore, there can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. If we are considered a PFIC at any time that a U.S. Holder holds ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of the ordinary shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares if we are considered a PFIC.

If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. Failure to comply with such information reporting requirements may result in significant penalties and may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the ordinary shares) are required to report information (on IRS Form 8938) relating to such assets, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). A U.S. Holder that does not file a required IRS Form 8938 may be subject to substantial penalties, and the statute of limitations on the assessment and collection of all U.S. federal income taxes of such holder for the related tax year may not close before the date which is three years after the date on which such report is filed. U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ORDINARY SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

Material Dutch Tax Consequences

This summary solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposal of our ordinary shares and does not purport to describe every aspect of taxation that may be relevant to a particular holder. Tax matters are complex, and the tax consequences of the offering to a particular holder of ordinary shares will depend in part on such holder’s circumstances. Accordingly, a holder is urged to consult his own tax advisor for a full understanding of the tax consequences of the offering to him, including the applicability and effect of Dutch tax laws.

Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this summary the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands. This summary assumes that we are organized, and that our business will be conducted, in the manner outlined in this prospectus supplement. A change to such organizational structure or to the manner in which we conduct our business may invalidate the contents of this summary, which will not be updated to reflect any such change.

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this prospectus supplement. The tax law upon which this summary is based, is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

The summary in this Material Dutch Tax Consequences paragraph does not address the Dutch tax consequences for a holder of ordinary shares who:

(i)	is a person who may be deemed an owner of ordinary shares for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;

(ii)	is, although in principle subject to Dutch corporation tax, in whole or in part, specifically exempt from that tax in connection with income from ordinary shares;

(iii)	is an investment institution as defined in the Dutch Corporation Tax Act 1969;

(iv)	owns ordinary shares in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role;

(v)

has a substantial interest in us or a deemed substantial interest in us for Dutch tax purposes. Generally, a person holds a substantial interest if (a) such person—either alone or, in the case of an individual, together with his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner for Dutch tax purposes—owns or is deemed to own, directly or indirectly, 5% or more of our shares or of any class of our shares, or rights to acquire, directly or indirectly, such an interest in our shares or profit participating certificates relating to 5% or more of our annual profits or to 5% or more of our liquidation proceeds, or (b) such person’s shares in us, rights to acquire our shares or our profit participating certificates are held by him following the application of a non-recognition provision; or

(vi)	is for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curaçao or Sint Maarten.

Taxes on income and capital gains

Resident holders of ordinary shares

A holder of ordinary shares who is resident or deemed to be resident in the Netherlands for Dutch tax purposes is fully subject to Dutch income tax if he is an individual or fully subject to Dutch corporation tax if it is a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, as described in the summary below.

Individuals deriving profits or deemed to be deriving profits from an enterprise

Any benefits derived or deemed to be derived from or in connection with ordinary shares that are attributable to an enterprise from which an individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, are generally subject to Dutch income tax at progressive rates up to 51.75%.

Individuals deriving benefits from miscellaneous activities

Any benefits derived or deemed to be derived from or in connection with ordinary shares that constitute benefits from miscellaneous activities by an individual are generally subject to Dutch income tax at progressive rates up to 51.75%.

An individual may, inter alia, derive, or be deemed to derive, benefits from or in connection with ordinary shares that are taxable as benefits from miscellaneous activities if his investment activities go beyond regular active portfolio management.

Other individuals

If a holder of ordinary shares is an individual whose situation has not been discussed before in this section “ Material Dutch Tax Consequences—Taxes on income and capital gains—Resident holders of ordinary shares”, the value of his ordinary shares forms part of the yield basis for purposes of tax on benefits from savings and investments. A deemed benefit, which is determined on the basis of progressive rates starting from 1.94% up to 5.6% per annum of this yield basis, is taxed at the rate of 30%. Actual benefits derived from or in connection with his ordinary shares are not subject to Dutch income tax.

Corporate entities

Any benefits derived or deemed to be derived from or in connection with ordinary shares that are held by a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, are generally subject to Dutch corporation tax.

General

A holder of ordinary shares will not be deemed to be resident in the Netherlands for Dutch tax purposes by reason only of the execution and/or enforcement of the documents relating to the issue of ordinary shares or the performance by us of our obligations under such documents or under the ordinary shares.

Non-resident holders of ordinary shares

Individuals

If a holder of ordinary shares is an individual who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax, he will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with ordinary shares, except if:

(i)

he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and his ordinary shares are attributable to such permanent establishment or permanent representative; or

(ii)	he derives benefits or is deemed to derive benefits from or in connection with ordinary shares that are taxable as benefits from miscellaneous activities performed in the Netherlands.

Corporate entities

If a holder of ordinary shares is a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, which is neither resident, nor deemed to be resident in the Netherlands for purposes of Dutch corporation tax, it will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with ordinary shares, except if:

(i)

it derives profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative its ordinary shares are attributable; or

(ii)

it derives profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise its ordinary shares are attributable.

General

If a holder of ordinary shares is neither resident nor deemed to be resident in the Netherlands, such holder will for Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands by reason only of the execution and/or enforcement of the documents relating to the issue of ordinary shares or the performance by us of our obligations under such documents or under the ordinary shares.

Dividend withholding tax

We are generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us, subject to possible relief under Dutch domestic law, the Treaty on the Functioning of the European Union or an applicable Dutch income tax treaty depending on a particular holder of ordinary shares’ individual circumstances.

The concept “dividends distributed by us” as used in this Material Dutch Tax Consequences paragraph includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

•	liquidation proceeds and proceeds of repurchase or redemption of ordinary shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

•

the par value of ordinary shares issued by us to a holder of ordinary shares or an increase of the par value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless (a) the general meeting of our shareholders has resolved in advance to make such repayment and (b) the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment to our articles of association.

Gift and inheritance taxes

No Dutch gift tax or Dutch inheritance tax will arise with respect to an acquisition or deemed acquisition of ordinary shares by way of gift by, or upon the death of, a holder of ordinary shares who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax except if, in the event of a gift whilst not being a resident nor being a deemed resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, the holder of ordinary shares becomes a resident or a deemed resident in the Netherlands and dies within 180 days after the date of the gift.

For purposes of Dutch gift tax and Dutch inheritance tax, a gift of ordinary shares made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.

Registration taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands in respect of or in connection with the execution and/or enforcement (including by legal proceedings and including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of ordinary shares, the performance by us of our obligations under such documents, or the transfer of ordinary shares, except that Dutch real property transfer tax may be due upon an acquisition in connection with ordinary shares of real property situated in the Netherlands, (an interest in) an asset that qualifies as real property situated in the Netherlands, or (an interest in) a right over real property situated in the Netherlands, for the purposes of Dutch real property transfer tax.

UNDERWRITING

Citigroup Global Markets Inc., Barclays Capital Inc., BofA Securities, Inc. and Guggenheim Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Barclays Capital Inc.
BofA Securities, Inc.
Guggenheim Securities, LLC
ABN AMRO Securities (USA) LLC

Total	4,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to              additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We and certain of our officers and our directors have agreed that, for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup Global Markets Inc., Barclays Capital Inc., BofA Securities, Inc. and Guggenheim Securities, LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our shares. These lock-up agreements will provide, where applicable, customary exceptions to the foregoing restrictions (including for the purpose of meeting tax obligations). Citigroup Global Markets Inc., Barclays Capital Inc., BofA Securities, Inc. and Guggenheim Securities, LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The shares are listed on the New York Stock Exchange under the symbol “INXN”.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be $            . The underwriters have agreed to reimburse us for certain fees, costs and expenses and other amounts related to or in connection with this offering.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates.

In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facilities. Certain of the underwriters, or affiliates of such underwriters, are lenders or agents under the Revolving Credit Facility. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. Certain of the Underwriters comprise a full service securities firm and commercial bank engaged in activities and businesses, including among others, securities, commodities and derivatives trading, foreign exchange and other brokerage activities, research publication, and principal investing, as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of corporations, governments and individuals from which conflicting interests or duties, or a perception thereof, may arise. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

Any distributor subject to Directive 2014/65/EU (as amended “MiFID II”) subsequently offering, selling or recommending the securities is responsible for undertaking its own target market assessment in respect of the securities and determining the appropriate distribution channels for the purposes of the MiFID product governance rules under Commission Delegated Directive (EU) 2017/593 (“Delegated Directive”). None of we, or any of the underwriters make or makes any representations or warranties as to a distributor’s compliance with the Delegated Directive.

This prospectus supplement has been prepared on the basis that any offer of securities in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly any person making or intending to make an offer in that Member State of securities which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. Neither we nor the underwriters have authorised, nor do we or they authorise, the making of any offer of securities in circumstances in which an obligation arises for us or the underwriters to publish or supplement a prospectus for such offer. Neither we nor the underwriters have authorised, nor do we or they authorise, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the securities contemplated in this prospectus supplement.

The expression “Prospectus Directive” means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in the Member State concerned.

In relation to each member state of the European Economic Area (each, a “Member State”), an offer to the public of any securities which are the subject of the offering contemplated by this prospectus supplement may not be made in that Member State, except :

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•

to fewer than 150 or natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to the securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered, so as to enable an investor to decide to purchase or subscribe to the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.

Each person in a Member State who receives any communication in respect of, or who acquires any securities under, the offers to the public contemplated in this prospectus supplement, or to whom the securities are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with us and each underwriter that it and any person on whose behalf it acquires securities is: (a) a qualified investor within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive); and (b) in the case of any securities acquired by it as a financial intermediary, as that term is used in

Article 3(2) of the Prospectus Directive, (i) the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriter has been given to the offer or resale; or (ii) where securities have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in the United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in

Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; where no consideration is or will be given for the transfer; where the transfer is by operation of law; or as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

EXPENSES

The following table sets forth the expenses (other than underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation, if any) expected to be incurred by us in connection with a possible offering of the securities registered under this registration statement.

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$
Printing and engraving expenses	$
Legal and accounting fees and expenses	$
Blue sky fees and expenses	$
Transfer agent fees and expenses	$
Miscellaneous costs	$

Total	$

LEGAL MATTERS

Certain legal matters in connection with this offering pursuant to this prospectus supplement relating to U.S. law will be passed upon for us by Latham & Watkins (London) LLP, London, United Kingdom. The validity of the ordinary shares offered by this prospectus supplement and other legal matters concerning offerings pursuant to this prospectus supplement relating to Dutch law will be passed upon for us by Loyens & Loeff N.V., The Netherlands. Certain legal matters in connection with the offering pursuant to this prospectus supplement relating to U.S. law will be passed upon for the underwriters by Shearman & Sterling (London) LLP, London, United Kingdom and certain legal matters relating to Dutch law will be passed upon for the underwriters by Van Doorne N.V., The Netherlands.

EXPERTS

The consolidated financial statements of InterXion Holding N.V. as of December 31, 2018, 2017 and 2016, and for each of the years then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 have been incorporated by reference herein in reliance upon the reports of KPMG Accountants N.V., independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2018, expresses an opinion that InterXion Holding N.V. did not maintain effective internal control over financial reporting as of December 31, 2018 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that the material weakness relates to an inability to obtain evidence of the operating effectiveness of internal controls at a service provider which operates a platform for processing payments and which the Company uses to pay the majority of their operating and capital expenses.

ENFORCEMENTS OF JUDGMENTS

The ability of our shareholders in certain countries other than The Netherlands to bring an action against us may be limited under applicable law. We are a public limited liability company (naamloze vennootschap) incorporated under the laws of The Netherlands. Most of our executive officers and members of our board of directors, and a substantial number of our employees, are citizens or residents of countries other than the United States. All or a substantial portion of the assets of such persons and a substantial portion of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or upon us, or to enforce judgments obtained in U.S. courts, including judgments predicated upon civil liabilities under the securities laws of the United States or any state or territory within the United States. In addition, there is substantial doubt as to the enforceability, in The Netherlands, of original actions or actions for enforcement based on the federal securities laws of the United States or judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States.

The United States and The Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment for the payment of money rendered by U.S. courts based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be directly enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, that party may submit to the Dutch court the final judgment that has been rendered in the United States. A judgment by a federal or state court in the United States against us will neither be recognized nor enforced by a Dutch court but such judgment may serve as evidence in a similar action in a Dutch court. Additionally, based on Dutch Supreme Court case law, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim if (i) that judgment resulted from legal proceedings compatible with Dutch notions of due process, (ii) that judgment does not contravene public policy of The Netherlands, (iii) that judgment was a decision of a court that has accepted its jurisdiction on internationally accepted principles of private international law and (iv) that judgement is not incompatible with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that the prior judgment qualifies for recognition in The Netherlands.

Subject to the foregoing and service of process in accordance with applicable treaties, investors may be able to enforce in The Netherlands judgments in civil and commercial matters obtained from U.S. federal or state courts. We believe that U.S. investors may originate actions in a court of competent jurisdiction in The Netherlands. There is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in The Netherlands against us or such members, officers or experts, respectively.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act, with respect to the securities offered by this prospectus supplement and the accompanying prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus supplement, which is part of our registration statement on Form F-3, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus supplement, please refer to the registration statement.

We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F by April 30 of each year. We also furnish to the SEC under cover of Form 6-K material information required to be made public in the Netherlands, filed with and made public by any stock exchange or distributed by us to our shareholders.

The registration statement on Form F-3 of which this prospectus supplement forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual and special reports and other information with the SEC. These filings contain important information that does not appear in this prospectus supplement. The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus supplement the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F or any future reports on Form 6-K that we may file that indicate that they are incorporated by reference into this registration statement under the Exchange Act before the time that all of the securities offered by this prospectus supplement have been sold or de-registered:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, as filed with the SEC on April 30, 2019;

•

the description of our ordinary shares found in Form 8-A, as filed with the SEC on January 25, 2011, under the heading “Description of Registrant’s Securities to be Registered” including any subsequent amendment or any report filed for the purpose of updating such description; and

•	our reports on Form 6-K furnished to the SEC on March 15, 2019 and on May 9, 2019 (SEC Film No. 19808815), including Exhibit 99.1 thereto.

Notwithstanding any reference in our reports on Form 6-K previously filed with the SEC to any such reports being incorporated by reference into any registration statement, no previously filed report on Form 6-K, other than as specifically mentioned above, shall be incorporated by reference herein.

In addition, all subsequent annual reports on Form 20-F filed after the effective date of this registration statement and prior to the termination of this offering and any reports on Form 6-K subsequently submitted to the SEC or portions thereof that we specifically identify in such forms as being incorporated by reference into the prospectus supplement shall be considered to be incorporated into this prospectus supplement by reference and shall be considered a part of this prospectus supplement from the date of filing or submission of such documents.

Certain statements in and portions of this prospectus supplement update and replace information in the above-listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus supplement may update and replace statements in and portions of this prospectus supplement or the above-listed documents. We will provide you without charge, upon your written or oral request to Jim Huseby, by phone at +1 (813) 644-9399 or e-mail at JHuseby@Interxion.com a copy of any of the documents incorporated by reference in this prospectus supplement, other than exhibits to such documents, which are not specifically incorporated by reference into such documents.

PROSPECTUS

InterXion Holding N.V.

Ordinary Shares

InterXion Holding N.V. may from time to time offer to sell our ordinary shares, nominal value €0.10 per share, which we refer to as the “shares” or the “ordinary shares.” Our ordinary shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “INXN.”

From the date of this prospectus, we may offer the ordinary shares from time to time in amounts, at prices and on terms determined by market conditions at the time of the offering. We may sell or otherwise transfer the ordinary shares directly or alternatively through underwriters, broker-dealers or agents we select. If we use underwriters, broker-dealers or agents to sell or transfer the ordinary shares, we will name them and describe their compensation in a prospectus supplement. For more information regarding the sales or transfers of ordinary shares pursuant to this prospectus, please read “Plan of Distribution.”

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our ordinary shares involves risks. Please carefully consider the “Risk Factors” in “Item 3 Key Information—Risk Factors” of our most recent Annual Report on Form 20-F incorporated by reference in this prospectus and the “Risk Factors” section in any applicable prospectus supplement, for a discussion of the factors you should consider carefully before deciding to purchase these securities. See “Risk Factors” on page 2.

The date of this prospectus is June 25, 2019.

This prospectus is part of a shelf registration statement that we have filed with the U.S. Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may, from time to time, offer and sell or otherwise transfer the ordinary shares described in this prospectus and in an accompanying prospectus supplement in one or more offerings.

This prospectus provides you with a general description of the ordinary shares we may offer. Each time we sell our ordinary shares using this prospectus, if and to the extent necessary, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the number or amount of shares being offered, the manner of distribution, the identity of any underwriters or other counterparties and other specific material terms related to the offering. Such prospectus supplement may also add, update or change information contained in this prospectus. To the extent that any statement made in an accompanying prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the accompanying prospectus supplement. You should read both this prospectus and any prospectus supplement together.

We have not authorized anyone to provide any information other than that provided in or incorporated by reference in this prospectus, any prospectus supplement or in any free writing prospectus prepared by or on behalf of us or documents to which we may have otherwise referred you. We do not take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We have not authorized any other person to provide you with different or additional information and are not making an offer to sell or transfer the ordinary shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of the prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside of the United States, we have not done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to the offering and the distribution of this prospectus outside of the United States.

Copies of certain of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find Additional Information.”

PRESENTATION OF INDUSTRY AND MARKET DATA

Information regarding markets, market size, market share, market position, growth rates and other industry data pertaining to our business contained or incorporated by reference in this prospectus consists of estimates based on data and reports compiled by professional organizations and analysts, on data from other external sources, and on our knowledge of our sales and markets. In many cases, there is no readily available external information (whether from trade associations, government bodies or other organizations) to validate market-related analyses and estimates, requiring us to rely on internally developed estimates. While we have compiled, extracted and reproduced market or other industry data from external sources which we believe to be reliable, including third parties or industry or general publications, we have not independently verified that data. Similarly, our internal estimates have not been verified by any independent sources.

TRADEMARKS

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Each trademark, trade name or service mark of any other company appearing or incorporated by reference in this prospectus is the property of their owners.

CURRENCY PRESENTATION AND DEFINITIONS

Unless otherwise indicated, all references in this prospectus to “euro” or “€” are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended. All references to “dollars,” “$,” “U.S. $” or “U.S. dollars” are to the lawful currency of the United States. We prepare our financial statements in euro.

In this prospectus, except where the context requires or where otherwise indicated, “we,” “us,” “our” and the “Company” refers to InterXion Holding N.V. and its subsidiaries, or the consolidated operations thereof.

THE COMPANY

We were incorporated on April 6, 1998 as a private company with limited liability (besloten venootschap met beperkte aansprakelijkheid, or B.V.) under the laws of The Netherlands. On January 11, 2000, we were converted from a B.V. to a public limited liability company (naamloze venootschap, or N.V.) under the laws of The Netherlands. On January 12, 2011, we completed our initial public offering. Our articles of association were last amended and restated on January 20, 2012.

Our corporate seat is in Amsterdam, The Netherlands. We are registered with the Trade Register of the Chamber of Commerce in Amsterdam under number 33301892. Our registered office is at Scorpius 30, 2132 LR Hoofddorp, The Netherlands, and our telephone number is +31 20 880 7600. The address for our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011, and its telephone number is (212) 894-8940.

THE OFFERING AND THIS PROSPECTUS

Under this prospectus, we may offer and sell to the public ordinary shares in one or more series or issuances from time to time. This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may sell from time to time any combination of the ordinary shares described in this prospectus in one or more offerings. This prospectus provides you with a general description of the ordinary shares we may offer. When we sell ordinary shares, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find Additional Information” and “Incorporation Of Certain Documents By Reference.”

RISK FACTORS

Before making a decision to invest in our ordinary shares, you should carefully consider the risks described under “Risk Factors” in any prospectus supplement, if required, in “Item 3 Key Information—Risk Factors” in our most recent Annual Report on Form 20-F, and in any updates to those risk factors in our reports on Form 6-K incorporated herein or in any prospectus supplement, together with all of the other information appearing or incorporated by reference in this prospectus and any prospectus supplement, in light of your particular investment objectives and financial circumstances.

IMPORTANT INFORMATION AND CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the securities law of certain applicable jurisdictions, with respect to all statements other than statements of historical fact regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centers; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

In addition, this prospectus and the documents incorporated by reference herein include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, those estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:

•	operating expenses cannot be easily reduced in the short term;

•	inability to utilize the capacity of newly planned or acquired data centers and data center expansions;

•	significant competition;

•	cost and supply of electrical power;

•	data center industry over-capacity; and

•	performance under service level agreements.

These risks and others described under “Item 3 Key Information—Risk Factors” of our most recent Annual Report on Form 20-F incorporated by reference in this prospectus and the “Risk Factors” section in any applicable prospectus supplement are not exhaustive. Other sections of this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein describe additional factors that could adversely affect our business, financial condition or results of operations, including delays in remediating the material weakness in internal control over financial reporting described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and/or making disclosure controls and procedures effective. We urge you to read the risks described under “Item 3 Key Information—Risk Factors” of our most recent Annual Report on Form 20-F incorporated by reference in this prospectus and the “Risk Factors” section in any applicable prospectus supplement for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. Additionally, new risk factors can emerge from time to time, and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

All forward-looking statements included or incorporated by reference in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus and in the documents incorporated by reference herein.

USE OF PROCEEDS

Unless we state differently in the applicable prospectus supplement, we expect to use the net proceeds we receive from the sale of the ordinary shares offered by us pursuant to this prospectus and any applicable prospectus supplement for general corporate purposes.

DESCRIPTION OF CAPITAL STOCK

This section of the prospectus includes a description of the material terms of our Amended and Restated Articles of Association (“Articles”) as of the date of this prospectus and of applicable Dutch law. The following description is intended as a summary only and is qualified in its entirety by reference to the complete text of our Articles, which are attached as an exhibit to our most recent Annual Report on Form 20-F, which is incorporated by reference in the registration statement of which this prospectus is a part. We urge you to read the full text of that exhibit.

Outstanding Capital Stock

Pursuant to our Articles, our authorized share capital amounts to €20,000,000 consisting of 200,000,000 ordinary shares, each with a nominal value of €0.10.

As of June 21, 2019, the Company’s issued and paid-up share capital amounted to €7,188,792.72 consisting of 71,887,927 ordinary shares, each with a nominal value of €0.10 and one fractional share (onderaandeel) with a nominal value of €0.02.

Corporate Purpose

Pursuant to Article 3 of our Articles, our corporate purpose is:

(a)	to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies;

(b)	to finance businesses and companies;

(c)

to borrow, to lend and to raise funds, including through the issue of bonds, debt instruments or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities;

(d)	to render advice and services to businesses and companies, with which the Company forms a group and to third parties;

(e)	to grant guarantees, to bind the Company and to pledge its assets for obligations of businesses and companies, with which it forms a group and on behalf of third parties; and

(f)	to perform any and all activities of an industrial, financial or commercial nature, and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

Issue of Ordinary Shares

Our Articles provide that we may issue ordinary shares, or grant rights to subscribe for ordinary shares, pursuant to a resolution of our General Meeting of Shareholders upon a proposal of our Board of Directors (“Board”). Our Articles provide that our General Meeting of Shareholders may, upon a proposal of our Board, designate another body of the Company, which can only be our Board, as the competent body to issue ordinary shares, or grant rights to subscribe for ordinary shares. Pursuant to our Articles and Dutch law, the period of designation may not exceed five years, but may be renewed by a resolution of our General Meeting of Shareholders for periods of up to five years. If not otherwise stated in the resolution approving the designation, such designation is irrevocable. The resolution designating our Board must specify the number of shares that may be issued and, if applicable, any conditions to the issuance.

On June 29, 2018, our General Meeting of Shareholders designated our Board as the corporate body competent to issue ordinary shares and to grant rights to subscribe for up to 2,441,601 ordinary shares, without pre-emption rights accruing to shareholders, in relation to our employee incentive schemes and to issue ordinary shares and to grant rights to subscribe for ordinary shares up to 10% of the issued share capital at that time, without pre-emptive rights accruing to shareholders, for general corporate purposes. This authority to issue ordinary shares and grant rights to acquire ordinary shares without pre-emptive rights accruing to shareholders is for a period of 18 months expiring on December 28, 2019. Our General Meeting of Shareholders may extend this period, subject to the limitations as set out above.

Ordinary shares may not be issued at less than their nominal value and must be fully paid up upon issue.

No resolution of our General Meeting of Shareholders or our Board is required for an issue of ordinary shares pursuant to the exercise of a previously granted right to subscribe for ordinary shares.

Pre-emptive Rights

Dutch law and our Articles generally give our shareholders pre-emptive rights to subscribe in proportion to the aggregate nominal value of the Shares held by the respective shareholder for any issue of new ordinary shares or grant of rights to subscribe for ordinary shares. Exceptions to these pre-emptive rights include: (i) the issue of ordinary shares and the grant of rights to subscribe for ordinary shares to our employees, or a group company in accordance with section 2:24b of the Dutch Civil Code, (ii) the issue of ordinary shares in exchange for non-cash contributions and (iii) the issue of ordinary shares which are issued to a person exercising a right to subscribe for ordinary shares previously granted.

A shareholder has the legal right to exercise pre-emption rights for at least two weeks after the date of the announcement of the issue or grant. However, our General Meeting of Shareholders, or our Board if so designated by our General Meeting of Shareholders, may restrict or exclude pre-emptive rights. A resolution by our General Meeting of Shareholders to designate another corporate body, which can only be our Board, as the competent authority to exclude or restrict pre-emptive rights requires a proposal by our Board and approval by a majority of at least two-thirds of the valid votes cast at our General Meeting of Shareholders if less than half of our issued and outstanding share capital is present or represented. A simple majority is sufficient if at least half of our issued and outstanding share capital is present or represented. A resolution by our General Meeting of Shareholders to designate our Board as the competent authority to exclude or restrict pre-emptive rights must be for a fixed period not exceeding five years and is only possible if our Board is simultaneously designated as the corporate body authorized to issue ordinary shares. If not otherwise stated in the resolution approving designation, such designation is irrevocable. If our General Meeting of Shareholders has not designated our Board, our General Meeting of Shareholders itself is the corporate body authorized to restrict or exclude pre-emptive rights upon a proposal by our Board.

Our Board has been designated as the corporate body authorized to issue ordinary shares and grant rights to subscribe for ordinary shares, without pre-emption rights accruing to shareholders for the purpose of (i) our employee incentive schemes and (ii) general corporate purposes, both as set out under “—Issue of Ordinary Shares” above, for a period that will end on December 28, 2019.

Reduction of Share Capital

Our General Meeting of Shareholders may, subject to Dutch law and our Articles and only upon a proposal of our Board, resolve to reduce our issued share capital by cancellation of ordinary shares or reduction of the nominal value of ordinary shares by amendment of our Articles. A resolution of our General Meeting of Shareholders to reduce the issued share capital must designate the ordinary shares to which the resolution applies and must make provisions for the implementation of such resolution. A resolution to cancel ordinary shares may only be adopted in relation to ordinary shares or depositary receipts for such shares we hold ourselves. A partial repayment or exemption from the obligation to pay up ordinary shares must be made pro rata, unless all our shareholders agree otherwise. A resolution at our General Meeting of Shareholders to reduce our issued share capital requires a majority of at least two-thirds of the votes validly cast at a meeting at which less than half of our issued and outstanding share capital is present or represented. A simple majority is sufficient if at least half of our issued and outstanding share capital is present or represented.

Acquisition of Ordinary Shares

We may acquire our own fully paid up ordinary shares at any time for no consideration or, subject to certain provisions of Dutch law and our Articles, if (i) our shareholders’ equity minus the payment required to make the acquisition, does not fall below the sum of called-up and paid-up share capital and any statutory reserves we must maintain by Dutch law or our Articles and (ii) we and our subsidiaries would thereafter not hold ordinary shares or rights of pledge over ordinary shares with an aggregate nominal value exceeding 50% of our issued and outstanding share capital.

Dutch law generally and, more specifically, the Dutch Civil Code, imposes minimum capital and other reserve requirements on legal entities as a way of protecting shareholders and creditors and maintaining the capital of a company. Such minimum capital and reserve requirements include, among other things, complying with certain minimum capital requirements when declaring and paying dividends and repurchasing shares in its own capital, maintaining reserves on the granting of legitimate financial assistance loans by a public limited liability company and maintaining reserves on the revaluation of assets.

An acquisition of ordinary shares for a consideration must be authorized by our General Meeting of Shareholders. Such authorization may be granted for a maximum period of 18 months and must specify the number of ordinary shares that may be acquired, the manner in which ordinary shares may be acquired and the price limits within which ordinary shares may be acquired. Authorization is not required for the acquisition of ordinary shares in order to transfer them to our employees. The actual acquisition may only be effected by a resolution of our Board.

Any ordinary shares held by us in our own capital may not be voted on or counted for quorum purposes.

Exchange Controls and Other Provisions Relating to Non-Dutch Shareholders

There are no Dutch exchange control restrictions on investments in, or payments on, the ordinary shares. There are no special restrictions in our Articles or Dutch law that limit the right of shareholders who are not citizens or residents of The Netherlands to hold or vote the ordinary shares.

Dividends and Distributions

We may only make distributions to our shareholders in so far as our equity exceeds the sum of our paid-in and called-up share capital plus the reserves we are required to maintain by Dutch law or our Articles. Under our Articles, our Board may determine that all or a portion of the profits of the current financial year shall be added to our reserves. Any remaining profits are at the disposal of our General Meeting of Shareholders.

We may only make distributions of dividends to our shareholders after the adoption of our statutory annual accounts from which it appears that such distributions are legally permitted. Our Board may, however, resolve to pay interim dividends on account of the profits of the current financial year if the equity requirement set out above is met, as evidenced by an interim statement of assets and liabilities relating to the condition of such assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to distribute interim dividends is made public. Our General Meeting of Shareholders may resolve, upon a proposal to that effect by our Board, to pay distributions at the expense of any of our reserves.

In addition, if we choose to declare dividends, the payment of cash dividends on our shares is restricted under the terms of the agreements governing our indebtedness.

Dividends and other distributions may be made in cash or, but only at all times with the approval of the Board, in ordinary shares. Dividends and other distributions are due and payable as from the date determined by the corporate body resolving on the distribution. Claims to dividends and other declared distributions lapse after five years from the date that such dividends or distributions became payable and any such amounts not collected within this period revert to us and are allocated to our general reserves.

General Meetings of Shareholders and Voting Rights

Our Annual General Meeting of Shareholders must be held within six months of the end of each of our financial years. It must be held in The Netherlands in Amsterdam, Haarlemmermeer (Schiphol Airport) or Hoofddorp. Our financial year coincides with the calendar year. An Extraordinary General Meeting of Shareholders may be convened whenever our Board or CEO deems necessary. Shareholders representing at least 10% of our issued and outstanding share capital may, pursuant to Dutch law and our Articles, request that a General Meeting of Shareholders be convened, specifying the items for discussion. If our Board has not convened a General Meeting of Shareholders within four weeks of such a request so that a meeting can be held within six weeks following the request, the shareholders requesting the meeting are authorized to call a meeting themselves with due observance of the relevant provisions of our Articles.

The notice convening any General Meeting of Shareholders must include an agenda indicating the items for discussion, or it must state that the shareholders and any holders of depositary receipts for ordinary shares may review such agenda at our main offices in The Netherlands. We will have the notice published by electronic means of communication which is directly and permanently accessible until the meeting and in such other manner as may be required to comply with any applicable rules of the NYSE. The explanatory notes to the agenda must contain all facts and circumstances that are relevant for the proposals on the agenda. Such explanatory notes and the agenda will be placed on our website.

Shareholders holding at least 3% of our issued and outstanding share capital may submit agenda proposals for any General Meeting of Shareholders. Provided we receive such proposals no later than 60 days before the date of the General Meeting of Shareholders, and provided that such proposal does not, according to our Board, conflict with our vital interests, we will have the proposals included in the notice.

Each of the ordinary shares confers the right to cast one vote. Each shareholder entitled to participate in a General Meeting of Shareholders, either in person or through a written proxy, is entitled to attend and address the meeting and, to the extent that the voting rights accrue to him, to exercise his voting rights in accordance with our Articles. The voting rights attached to any ordinary shares, or ordinary shares for which depositary receipts have been issued, are suspended as long as they are held in treasury.

Our Board may allow shareholders to, in person or through a person holding a written proxy, participate in a General Meeting of Shareholders, including to take the floor and, to the extent applicable, to exercise voting rights, through an electronic means of communication. Our Board selects the means of electronic communication and may subject its use to conditions.

To the extent that our Articles or Dutch law do not require a qualified majority, all resolutions of our General Meeting of Shareholders shall be adopted by a simple majority of the votes cast.

The following resolutions of our General Meeting of Shareholders may be adopted only upon a proposal by our Board:

(a)	to effect a statutory merger (juridische fusie) or demerger (juridische splitsing);

(b)	to issue ordinary shares or to restrict or exclude pre-emption rights on ordinary shares to the extent the authority to issue has not been delegated to our Board;

(c)

to designate our Board as the corporate body authorized to issue ordinary shares or rights to subscribe for ordinary shares and to restrict or to exclude the pre-emption rights on ordinary shares or rights to subscribe for ordinary shares;

(d)	to reduce our issued share capital;

(e)	to make a whole or partial distribution of reserves;

(f)	to amend our Articles or change our corporate form; and

(g)	to dissolve us.

Amendment of our Articles of Association

Our General Meeting of Shareholders may resolve to amend our Articles upon a proposal made by our Board.

Dissolution and Liquidation

Under our Articles, we may be dissolved by a resolution of our General Meeting of Shareholders upon a proposal of our Board.

In the event of dissolution, our business will be liquidated in accordance with Dutch law and our Articles and the liquidation shall be effected by our Board. During liquidation, the provisions of our Articles will remain in force to the extent possible. Any assets remaining upon completion of the dissolution will be distributed to the holders of ordinary shares in proportion to the aggregate nominal amount of their ordinary shares.

Squeeze Out

If a shareholder, alone or together with group companies, (the “Controlling Entity”) holds a total of at least 95% of a company’s issued share capital by nominal value for its own account, Dutch law permits the Controlling Entity to acquire the remaining shares in the controlled entity (the “Controlled Entity”) by initiating proceedings against the holders of the remaining shares. The price to be paid for such shares will be determined by the Enterprise Chamber of the Amsterdam Court of Appeal (the “Enterprise Chamber”). A Controlling Entity that holds less than 95% of the shares in the Controlled Entity, but that in practice controls the Controlled Entity’s General Meeting of Shareholders, could attempt to obtain full ownership of the business of the Controlled Entity through a legal merger of the Controlled Entity with another company controlled by the Controlling Entity, by subscribing to additional shares in the Controlled Entity (for example, in exchange for a contribution of part of its own business), through another form of reorganization aimed at raising its interest to 95% or through other means.

Anti-takeover Provisions

Neither Dutch law nor our Articles specifically prevent business combinations with interested shareholders. Under Dutch law various protective measures are as such possible and admissible, within the boundaries set by Dutch case law and Dutch law.

Adoption of Annual Accounts and Discharge of Management Liability

We are required to publish our annual accounts within five months after the end of each financial year, and may not be extended by more than five months by reason of special circumstances.

The annual accounts must be accompanied by an auditor’s certificate, an annual report and certain other mandatory information and must be made available for inspection by our shareholders at our offices within the same period. Under Dutch law, our shareholders must approve the appointment and removal of our independent auditors, as referred to in Article 2:393 Dutch Civil Code, to audit the annual accounts. The annual accounts are adopted by our General Meeting of Shareholders and are prepared in accordance with Book 2, Title 9, of the Dutch Civil Code.

The adoption of the annual accounts by our General Meeting of Shareholders does not release the members of our board of directors from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders’ resolution.

Our financial reporting is subject to the supervision of the Dutch Financial Supervisory Authority (Stichting Autoriteit Financiële Markten) (the “AFM”). The AFM will review the content of the financial reports and has the authority to approach us with requests for information in case on the basis of publicly available information it has reasonable doubts as to the integrity of our financial reporting.

Directors’ Insurance and Indemnification

In order to attract and retain qualified and talented persons to serve as members of our Board or our senior management, we currently provide, and expect to continue to provide, such persons with protection through a directors’ and officers’ insurance policy. Under this policy, any of our past, present or future directors and members of our senior management will be insured against any claim made against any one of them for any wrongful act in their respective capacities.

Under our Articles, we are required to indemnify each current and former member of the Board who was or is involved, in that capacity, as a party to any actions or proceedings, against all conceivable financial loss or harm suffered in connection with those actions or proceedings, unless it is ultimately determined by a court having jurisdiction that the damage was caused by intent (opzet), willful recklessness (bewuste roekeloosheid) or serious culpability (ernstige verwijtbaarheid) on the part of such member.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to members of the Board, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Registrar and Transfer Agent

A register of holders of the ordinary shares is maintained by us at our offices in The Netherlands, and a branch register is maintained in the United States by the American Stock Transfer & Trust Company, LLC, which is serving as branch registrar and transfer agent.

Dutch Financial Reporting Supervision Act

The Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving) (the “FRSA”) applies to financial years starting from January 1, 2006. On the basis of the FRSA, the AFM supervises the application of financial reporting standards by, among others, companies whose corporate seat is in The Netherlands and whose securities are listed on a regulated Dutch or foreign stock exchange.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards and (ii) recommend us to make available further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber order us to (i) make available further explanations as recommended by the AFM, (ii) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (iii) prepare our financial reports in accordance with the Enterprise Chamber’s instructions.

PLAN OF DISTRIBUTION

We may, from time to time, sell, transfer or otherwise dispose of ordinary shares or interests in ordinary shares on any stock exchange, market or trading facility on which the ordinary shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The ordinary shares being offered by this prospectus may be sold:

•	through agents;

•	to or through one or more underwriters on a firm commitment or agency basis;

•	through put or call option transactions relating to the ordinary shares;

•	through broker-dealers (acting as agent or principal);

•	directly to purchasers, through a specific bidding or auction process, on a negotiated basis or otherwise;

•	through any other method permitted pursuant to applicable law; or

•	through a combination of any such methods of sale.

At any time a particular offer of the ordinary shares ordinary shares covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ordinary shares covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, if required, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the ordinary shares covered by this prospectus. In order to comply with the ordinary shares laws of certain states, if applicable, the ordinary shares sold under this prospectus may only be sold through registered or licensed broker-dealers. In addition, in some states the ordinary shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The distribution of ordinary shares may be effected from time to time in one or more transactions, including block transactions and transactions on the NYSE or any other organized market where the ordinary shares may be traded. The ordinary shares may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the ordinary shares. That compensation may be in the form of discounts, concessions or commissions to be received from us or the purchasers of the ordinary shares. Any dealers and agents participating in the distribution of the ordinary shares may be deemed to be underwriters, and compensation received by them on resale of the ordinary shares may be deemed to be underwriting discounts. If any such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Agents may from time to time solicit offers to purchase the ordinary shares. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the ordinary shares and set forth any compensation payable to the agent. Unless otherwise indicated in a prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling the ordinary shares covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act, of the ordinary shares.

If underwriters are used in a sale, ordinary shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or other contractual commitments. Ordinary shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of ordinary shares, an underwriting agreement will be executed with the underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of ordinary shares, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and, if required, prospectus supplement will be used by the underwriters to resell the ordinary shares.

If a dealer is used in any sale of the ordinary shares, we or an underwriter will sell the ordinary shares to the dealer, as principal. The dealer may then resell the ordinary shares to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in a prospectus supplement the name of the dealer and the terms of the transactions.

We may directly solicit offers to purchase the ordinary shares and may make sales of ordinary shares directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the ordinary shares. To the extent required, a prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. If required, a prospectus supplement will describe the terms and conditions of the indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries.

Any person participating in the distribution of ordinary shares registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934 (the “Exchange Act”) and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our ordinary shares by that person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our ordinary shares to engage in market-making activities with respect to our ordinary shares. These restrictions may affect the marketability of our ordinary shares and the ability of any person or entity to engage in market-making activities with respect to our ordinary shares.

Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids that stabilize, maintain or otherwise affect the price of the offered ordinary shares. These activities may maintain the price of the offered ordinary shares at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•

A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•

A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered ordinary shares originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on an exchange, if the ordinary shares are listed on that exchange, or in the over-the-counter market or otherwise.

Any underwriters to whom offered ordinary shares are sold for public offering and sale may make a market in such offered ordinary shares, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

Any ordinary shares that qualify for sale pursuant to Rule 144 or Regulation S under the Securities Act, may be sold under Rule 144 or Regulation S rather than pursuant to this prospectus.

To the extent that we make sales to or through one or more underwriters or agents in at-the-market offerings, we will do so pursuant to the terms of a distribution agreement between us and the underwriters or agents. If we engage in at-the-market sales pursuant to a distribution agreement, we will sell our ordinary shares to or through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we may sell ordinary shares on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents. The distribution agreement will provide that any ordinary shares sold will be sold at prices related to the then prevailing market prices for our ordinary shares. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time and will be described in a prospectus supplement. Pursuant to the terms of the distribution agreement, we also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our ordinary shares. The terms of each such distribution agreement will be set forth in more detail in a prospectus supplement to this prospectus.

In the event that any underwriter or agent acts as principal, or broker-dealer acts as underwriter, it may engage in certain transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. We will describe any such activities in the prospectus supplement relating to the transaction.

We may enter into derivative transactions with third parties or sell ordinary shares not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, such third parties (or affiliates of such third parties) may sell ordinary shares covered by this prospectus and the applicable prospectus supplement, including in short-sale transactions. If so, such third parties (or affiliates of such third parties) may use ordinary shares pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of shares, and may use ordinary shares received from the us in settlement of those derivatives to close out any related open borrowings of shares. The third parties (or affiliates of such third parties) in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in a prospectus supplement (or a post-effective amendment), if required.

We may loan or pledge ordinary shares to a financial institution or other third party that in turn may sell or transfer the ordinary shares using this prospectus. Such financial institution or third party may transfer its short position to investors in our ordinary shares or in connection with a simultaneous offering of other ordinary shares offered by this prospectus or in connection with a simultaneous offering of other ordinary shares offered by this prospectus.

EXPENSES

The following table sets forth the expenses (other than underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation, if any) expected to be incurred by us in connection with a possible offering of the ordinary shares registered under this registration statement.

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$		*
FINRA filing fee	$	*	*
Printing and engraving expenses	$	*	*
Legal and accounting fees and expenses	$	*	*
Blue sky fees and expenses	$	*	*
Transfer agent fees and expenses	$	*	*
Miscellaneous costs	$	*	*

Total	$	*	*

*

To be deferred pursuant to Rule 456(b) under the Securities Act and calculated in connection with an offering of ordinary shares under this registration statement pursuant to Rule 457(r) under the Securities Act.

**

Estimated fees and expenses are not presently known. If required, to be provided by a prospectus supplement or as an exhibit to a Report on Form 6-K that is incorporated by reference into this prospectus.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, certain legal matters in connection with the offerings pursuant to this prospectus relating to U.S. law will be passed upon for us by Latham & Watkins (London) LLP, London, United Kingdom. The validity of the ordinary shares offered by this prospectus and other legal matters concerning offerings pursuant to this prospectus relating to Dutch law will be passed upon for us by Loyens & Loeff N.V., The Netherlands.

EXPERTS

The consolidated financial statements of InterXion Holding N.V. as of December 31, 2018, 2017 and 2016, and for each of the years then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 have been incorporated by reference herein in reliance upon the reports of KPMG Accountants N.V., independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2018, expresses an opinion that InterXion Holding N.V. did not maintain effective internal control over financial reporting as of December 31, 2018 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that the material weakness relates to an inability to obtain evidence of the operating effectiveness of internal controls at a service provider which operates a platform for processing payments and which the Company uses to pay the majority of their operating and capital expenses.

ENFORCEMENTS OF JUDGMENTS

The ability of our shareholders in certain countries other than The Netherlands to bring an action against us may be limited under applicable law. We are a public limited liability company (naamloze vennootschap) incorporated under the laws of The Netherlands. Most of our executive officers and members of our board of directors, and a substantial number of our employees, are citizens or residents of countries other than the United States. All or a substantial portion of the assets of such persons and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or upon us, or to enforce judgments obtained in U.S. courts, including judgments predicated upon civil liabilities under the securities laws of the United States or any state or territory within the United States. In addition, there is substantial doubt as to the enforceability, in The Netherlands, of original actions or actions for enforcement based on the federal securities laws of the United States or judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States.

The United States and The Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment for the payment of money rendered by U.S. courts based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be directly enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, that party may submit to the Dutch court the final judgment that has been rendered in the United States. A judgment by a federal or state court in the United States against us will neither be recognized nor enforced by a Dutch court but such judgment may serve as evidence in a similar action in a Dutch court. Additionally, based on Dutch Supreme Court case law, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim if (i) that judgment resulted from legal proceedings compatible with Dutch notions of due process, (ii) that judgment does not contravene public policy of The Netherlands, (iii) that judgment was a decision of a court that has accepted its judgment on internationally accepted principles of private international law and (iv) that judgement is not incompatible with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that the prior judgment qualifies for recognition in The Netherlands.

Subject to the foregoing and service of process in accordance with applicable treaties, investors may be able to enforce in The Netherlands judgments in civil and commercial matters obtained from U.S. federal or state courts. We believe that U.S. investors may originate actions in a court of competent jurisdiction in The Netherlands. There is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in The Netherlands against us or such members, officers or experts, respectively.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act, with respect to the ordinary shares offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the ordinary shares offered by this prospectus, please refer to the registration statement.

We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F by April 30 of each year. We also furnish to the SEC under cover of Form 6-K material information required to be made public in the Netherlands, filed with and made public by any stock exchange or distributed by us to our shareholders.

The registration statement on Form F-3 of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual and special reports and other information with the SEC. These filings contain important information that does not appear in this prospectus. The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F or any future reports on Form 6-K that we may file that indicate that they are incorporated by reference into this registration statement under the Exchange Act before the time that all of the ordinary shares offered by this prospectus have been sold or de-registered:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2018, as filed with the SEC on April 30, 2019;

•

the description of our ordinary shares found in Form 8-A, as filed with the SEC on January 25, 2011, under the heading “Description of Registrant’s Securities to be Registered” including any subsequent amendment or any report filed for the purpose of updating such description; and

•	our reports on Form 6-K furnished to the SEC on March 15, 2019 and on May 9, 2019 (SEC Film No. 19808815), including Exhibit 99.1 thereto.

Notwithstanding any reference in our reports on Form 6-K previously filed with the SEC to any such reports being incorporated by reference into any registration statement, no previously filed report on Form 6-K, other than as specifically mentioned above, shall be incorporated by reference herein.

In addition, all subsequent annual reports on Form 20-F filed after the effective date of this registration statement and prior to the termination of this offering and any reports on Form 6-K subsequently submitted to the SEC or portions thereof that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part, shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or submission of such documents.

Certain statements in and portions of this prospectus update and replace information in the above-listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above-listed documents. We will provide you without charge, upon your written or oral request to Jim Huseby, by phone at +1 (813) 644-9399 or e-mail at JHuseby@Interxion.com a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents, which are not specifically incorporated by reference into such documents.